    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2000



                                            REGISTRATION STATEMENT NO. 333-48510

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                       INVERNESS MEDICAL TECHNOLOGY, INC.
                           (FORMERLY SELFCARE, INC.)
             (Exact name of Registrant as specified in its charter)

                   DELAWARE                                        04-3164127
        (State or other jurisdiction of                         (I.R.S. Employer
        Incorporation or organization)                         Identification No.)

                              200 PROSPECT STREET
                          WALTHAM, MASSACHUSETTS 02453
                                 (781) 647-3900
   (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)
                           --------------------------

              RON ZWANZIGER, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       INVERNESS MEDICAL TECHNOLOGY, INC.
                              200 PROSPECT STREET
                          WALTHAM, MASSACHUSETTS 02453
                                 (781) 647-3900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

          MARTIN CARMICHAEL III, P.C.                        PETER S. LAWRENCE, ESQ.
             SCOTT F. DUGGAN, ESQ.                          R. MARK CHAMBERLIN, ESQ.
          Goodwin, Procter & Hoar LLP             Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
                Exchange Place                                One Financial Center
       Boston, Massachusetts 02109-2881                    Boston, Massachusetts 02111
                (617) 570-1000                                   (617) 542-6000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2000


                                3,600,000 SHARES

                                     [LOGO]

                           (FORMERLY SELFCARE, INC.)

                                  COMMON STOCK

                                ----------------

    Inverness Medical Technology, Inc. is selling 3,350,000 shares of common stock and the selling stockholders are selling 250,000 shares of common stock. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.


    Our shares are listed for trading on the American Stock Exchange under the symbol "IMA." On October 30, 2000, the last reported sale price of our common stock on the American Stock Exchange was $26.38 per share.


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" STARTING ON PAGE 6.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------
                                                                PER
                                                               SHARE           TOTAL
---------------------------------------------------------------------------------------
Public Offering Price.......................................   $            $
Underwriting Discounts and Commissions......................
Inverness' Proceeds.........................................
Selling Stockholders' Proceeds..............................
---------------------------------------------------------------------------------------

    The underwriters have an option to purchase up to 150,000 additional shares from us and up to 390,000 additional shares from the selling stockholders to cover over-allotments. The underwriters expect to deliver the shares to
purchasers on or about      , 2000.

                          JOINT BOOK-RUNNING MANAGERS

ING BARINGS                                                      UBS WARBURG LLC

                                ----------------

SG COWEN                                                   GRUNTAL & CO., L.L.C.


                The date of this prospectus is          , 2000.

[Graphic on a blue background which includes a background picture of our researchers utilizing research equipment]

[Graphic: Our Logo consisting of a
'little man' represented by three          Inverness
colored squares (arms and legs) and        Medical
a colored circle (head)]                   Technology

We develop, manufacture, and market innovative products focused primarily on diabetes self-management.


[Graphic: A picture of the packages of our first and second generation electrochemical blood glucose monitoring systems (marketed as ONE TOUCH(R) Fast TAKE(R) and ONE TOUCH(R) Ultra) which consists of a blue box, with hands holding ONE TOUCH(R) Fast TAKE(R) and ONE TOUCH(R) Ultra meters]



Our most advanced electrochemical systems utilize our proprietary biosensor test strips which provide users with the option of sampling from the forearm, thus avoiding the need for finger sticking.



[Graphic: Pictures of our first generation electrochemical system being used to obtain blood sample from a user's forearm (picture of forearm with meter over it) and a user's fingertip (picture of finger with meter pressed against it)]



Inverness Medical Technology and our "Little Man" logo are some of our trademarks. ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra are trademarks of LifeScan, Inc., a subsidiary of Johnson & Johnson. Other trademarks, trade names and service marks referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND OUR FINANCIAL STATEMENTS THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "WE," "US" AND "OUR" REFER TO INVERNESS MEDICAL TECHNOLOGY, INC. AND ITS WHOLLY-OWNED SUBSIDIARIES.

                                  OUR BUSINESS


    We develop, manufacture and market innovative products focused primarily on diabetes self-management. Our principal products are advanced electrochemical blood glucose monitoring systems that are used by people with diabetes to determine their glucose levels in order to manage their disease. Our systems are accurate, small, fast and easy to use. They utilize our proprietary biosensor test strips, which quickly draw blood into the strip, require only a small sample and provide users with the option of sampling from the forearm, thus avoiding the need for finger sticking. We believe that the increased convenience and comfort offered by our systems will encourage more frequent blood glucose testing, an essential element of effective diabetes self-management. Our systems focus on the more than $3 billion worldwide blood glucose monitoring market, which is expected to grow to more than $5 billion by 2005.



    We introduced our first generation electrochemical system in early 1998 and have shipped over 1.3 million meters. Meter shipments for this system more than doubled in the nine months ended September 2000 as compared to the same period in 1999. We believe that meter placements form the base for future sales of our electrochemical test strips, thus providing us with a source of recurring revenue. Our net sales of diabetes products were $80.0 million during the first nine months of 2000, an increase of approximately 64% from the first nine months of 1999.


    We recently received FDA clearance for our second generation electrochemical system, which we expect to begin shipping in the fourth quarter of 2000. This system utilizes our latest proprietary test strip with a reduced blood sample requirement of just one microliter, and features the fastest test time of any commercially available system at five seconds, providing enhanced convenience and comfort. We use our diabetes expertise to design and manufacture low-cost alternative test strips for use in leading brand glucose meters made by other manufacturers. We also market a full family of ancillary diabetes supplies such as syringes, lancets, glucose tablets, and specialty skin creams. In addition to our diabetes products, we sell women's health products, including home pregnancy detection tests, ovulation prediction tests and a line of nutritional supplements.


    We seek to maximize market penetration of our products through strategic partnerships and through our wholesale and retail distribution networks. We have a global distribution agreement with LifeScan, a subsidiary of Johnson & Johnson, under which we develop and manufacture, and LifeScan markets, our electrochemical blood glucose monitoring systems. Our first and second generation electrochemical systems are being marketed by LifeScan as the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra. We believe that our systems, which are the only electrochemical systems offered by LifeScan, are well positioned to capture an increasing market share. Further, our agreement with LifeScan contemplates that we will develop and manufacture, and LifeScan will market, additional electrochemical blood glucose monitoring systems.


    Our objective is to be the leading provider of innovative products that provide a fully integrated and comprehensive approach to the self-management of diabetes. Consistent with this objective, we continue to focus on the development of pain-free, non-disruptive, continuous blood glucose monitoring systems and other complementary diabetes self-management products. For example, we signed a definitive agreement in October 2000 to purchase Integ Incorporated, a company with proprietary interstitial fluid sampling technology. We believe that this acquisition will supplement and accelerate our existing efforts to develop glucose monitoring systems that do not require blood samples. More recently, we entered into a development and license agreement with Debiotech, S.A. pursuant to which Debiotech will seek to develop an externally-worn insulin pump using its proprietary technology.

                              THE DIABETES MARKET

    Diabetes is a chronic, life-threatening disease, for which there is no known cure. In the United States, the disease currently affects between 6% and 7% of the population or about 16 million people, and the annual cost of treatment is $44 billion. The number of individuals diagnosed with diabetes continues to grow by nearly 800,000 persons per year in the United States and will reach
23 million in just 10 years. A landmark multi-year study sponsored by the National Institutes of Health showed that the onset or progression of eye, kidney and nerve disease in people with Type 1 diabetes can be slowed by intensive therapy to maintain blood glucose levels as close to normal as possible. Recently completed studies in the United Kingdom and Japan found similar results in people with Type 2 diabetes. These studies indicate that control of blood glucose is the first step towards reducing diabetes-related complications. The American Diabetes Association recommends that people with diabetes test their blood glucose as frequently as four times per day.

    Despite the proven benefits of frequent monitoring and intensive management of glucose levels, a significant number of people with diabetes fail to test at the recommended frequency, or at all. We believe that disruption of lifestyle and discomfort are leading factors that discourage people from frequent testing. We believe that blood glucose monitoring systems that provide increased convenience and comfort will lead to significant growth in the frequency of daily testing.

                                  OUR STRATEGY

    Our objective is to be the leading provider of innovative products that provide a fully integrated and comprehensive approach to self-management of diabetes. The key elements of our strategy for achieving this goal are to:

    - continue to develop superior blood glucose monitoring products;

    - maximize market penetration of our products through strategic partnerships and through our wholesale and retail distribution networks;

    - develop or acquire a comprehensive and integrated array of products for diabetes self-management; and


    - continue to manufacture high quality products in mass volumes at low cost.


                              RECENT DEVELOPMENTS

PENDING ACQUISITION OF INTEG INCORPORATED

    On October 3, 2000, we entered into a definitive agreement to acquire Integ, a publicly traded development stage company that has developed a proprietary sampling technology to extract interstitial fluid from the top layers of the skin. We may be able to use Integ's technology, supplemented by our additional research and development efforts, to develop glucose monitoring systems that do not require blood samples. The purchase price for Integ consists of 1.9 million shares of our common stock in exchange for all of Integ's outstanding common equity, and cash to redeem shares of Integ's preferred stock. We will record a significant amount of intangible assets in connection with this acquisition and will incur a significant charge in the quarter in which the acquisition is completed to write off a portion of the purchase price as in-process research and development. We anticipate that the acquisition will close early in the first quarter of 2001. However, our acquisition of Integ is subject to various closing conditions, including approval by Integ's stockholders, and may not be completed by this date, if at all.

DEVELOPMENT AND LICENSE AGREEMENT WITH DEBIOTECH, S.A.

    On October 14, 2000, we entered into a development and license agreement with Debiotech, S.A., pursuant to which Debiotech will seek to develop an externally-worn insulin pump using its proprietary technology in exchange for a $10 million fee. We also received an option, exercisable in certain circumstances for an additional fee, for the exclusive right to commercialize an implantable insulin pump which Debiotech may seek to develop using its proprietary technology.

                               HOW TO CONTACT US

    Our principal executive offices are located at 200 Prospect Street, Waltham, Massachusetts 02453. Our telephone number is (781) 647-3900. Our web site is http://www.invernessmedical.com. We do not intend for the information found on our web site to be part of this prospectus.


    Additional information regarding our Company, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See "About This Prospectus and Where You May Find More Information" on page 59.

                                  THE OFFERING


Common stock offered by Inverness.........         3,350,000 shares

Common stock offered by the selling
  stockholders............................         250,000 shares

Common stock outstanding after this
  offering................................         28,637,234 shares

American Stock Exchange symbol............         IMA

Use of Proceeds...........................         For repayment of certain indebtedness, to fund a
                                                   portion of the consideration payable in our planned
                                                   acquisition of Integ, to pay a fee due under our
                                                   licensing arrangements with Debiotech, to fund the
                                                   redemption of preferred stock of a subsidiary and
                                                   for working capital and other general corporate
                                                   purposes, including other possible acquisitions. You
                                                   should read the discussion under the heading "Use of
                                                   Proceeds" for more information.


    The number of shares of common stock offered assumes that the underwriters' over-allotment option to purchase up to 150,000 shares from us and up to 390,000 shares from the selling stockholders is not exercised. See "Underwriting."


    The outstanding shares information is based upon our shares of common stock outstanding as of September 30, 2000 and assumes that no options have been exercised since September 30, 2000 other than options to purchase
199,258 shares which will be exercised by certain selling stockholders and sold in the offering. In addition, this information excludes:



    - an aggregate of 4,306,330 shares subject to outstanding options as of September 30, 2000 at a weighted average exercise price of $3.93 per share under our 1992 Stock Option and Grant Plan, 1994 Stock Option and Grant Plan, Amended and Restated 1996 Stock Option and Grant Plan and our Amended and Restated 2000 Stock Option and Grant Plan plus an additional 660,000 shares subject to outstanding options as of September 30, 2000 at a weighted average exercise price of $4.45 issued outside of these Plans;



    - an additional 1,058,421 shares reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2000 under our 1996 Option Plan and 2000 Option Plan;



    - 600,248 shares reserved for issuance under our Employee Stock Purchase Plan (Stock Purchase Plan); and



    - 737,727 shares issuable upon exercise of warrants outstanding as of September 30, 2000 at a weighted average exercise price of $6.69 per share.


    You should read the discussion under the heading "Capitalization" for more information regarding the outstanding shares of our common stock, as well as warrants and options to purchase our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      HISTORICAL                                         PRO FORMA(1)
                            --------------------------------------------------------------  ---------------------------------------
                                                                     NINE MONTHS ENDED       YEAR ENDED       NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,              SEPTEMBER 30,        DECEMBER 31,        SEPTEMBER 30,
                            ------------------------------------  ------------------------  -------------  ------------------------
                               1997        1998         1999         1999         2000          1999          1999         2000
                            ----------  -----------  -----------  -----------  -----------  -------------  -----------  -----------

Consolidated Statement of
  Operations:

Net revenues..............  $   52,250  $   117,984  $   125,873  $    89,647  $   121,318   $   125,873   $    89,647  $   121,318

Cost of sales.............      26,277       77,081       83,246       60,957       70,595        83,246        60,957       70,595
                            ----------  -----------  -----------  -----------  -----------   -----------   -----------  -----------

Gross profit..............      25,973       40,903       42,627       28,690       50,723        42,627        28,690       50,723
                            ----------  -----------  -----------  -----------  -----------   -----------   -----------  -----------

Operating expenses:

  Research and
    development...........      15,633        7,380        6,906        4,357        9,479        11,123         7,680       12,192

  Selling, general and
    administrative........      25,805       36,290       35,390       26,839       28,910        39,987        30,105       30,816

  Other expenses..........       3,303        7,542           --           --           --            --            --           --
                            ----------  -----------  -----------  -----------  -----------   -----------   -----------  -----------

    Total operating
      expenses............      44,741       51,212       42,296       31,196       38,389        51,110        37,785       43,008
                            ----------  -----------  -----------  -----------  -----------   -----------   -----------  -----------

      Operating (loss)
        income............     (18,768)     (10,309)         331       (2,506)      12,334        (8,483)       (9,095)       7,715
                            ----------  -----------  -----------  -----------  -----------   -----------   -----------  -----------

Interest and other
  expenses, net...........      (5,746)      (7,924)      (9,157)      (6,309)      (4,658)       (9,498)       (6,551)      (4,848)

      (Loss) income before
        income taxes......     (24,514)     (18,233)      (8,826)      (8,815)       7,676       (17,981)      (15,646)       2,867

Provision for income
  taxes...................         196          545          246          349          435           246           349          435
                            ----------  -----------  -----------  -----------  -----------   -----------   -----------  -----------

      Net (loss) income...  $  (24,710) $   (18,778) $    (9,072) $    (9,164) $     7,241   $   (18,227)  $   (15,995) $     2,432
                            ==========  ===========  ===========  ===========  ===========   ===========   ===========  ===========

Net (loss) income per
  common and potential
  common share:(3)

      Basic...............  $    (3.36) $     (1.55) $     (0.66) $     (0.64) $      0.30   $     (0.97)  $     (0.87) $      0.10
                            ==========  ===========  ===========  ===========  ===========   ===========   ===========  ===========

      Diluted.............  $    (3.36) $     (1.55) $     (0.66) $     (0.64) $      0.26   $     (0.97)  $     (0.87) $      0.08
                            ==========  ===========  ===========  ===========  ===========   ===========   ===========  ===========



                                                                 SEPTEMBER 30, 2000
                                                              ------------------------        PRO FORMA
                                                               ACTUAL    PRO FORMA(1)    AS ADJUSTED(1)(2)(4)
                                                              --------   -------------   --------------------
Balance Sheet Data:
  Cash and cash equivalents.................................  $  6,140     $  2,204            $ 35,410
  Working capital...........................................   (16,545)     (22,206)             33,265
  Total assets..............................................   119,856      134,025             177,231
  Debt obligations..........................................    52,861       54,526              16,927
  Preferred stock subject to redemption.....................     4,328        4,328               2,135
  Total stockholders' equity................................    33,359       45,342             128,338


------------------------------


(1) Reflects the effect of our pending acquisition of Integ, excluding a non-recurring charge for the write-off of a portion of the purchase price as in-process research and development.



(2) Reflects the receipt and application of the net proceeds from the sale of 3,350,000 shares of common stock by us at our assumed offering price of $26.38 per share after the deduction assumed for underwriting discounts and commissions and estimated offering expenses we expect to pay.



(3) Computed as described in our historical financial statements and related notes incorporated by reference into this prospectus.



(4) Amounts do not include proceeds from options which may be exercised by certain selling stockholders.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION ABOUT THESE RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY ANY SHARES OF OUR COMMON STOCK. EXCEPT FOR HISTORICAL INFORMATION, THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONSTITUTES "FORWARD-LOOKING" STATEMENTS ABOUT OUR EXPECTED FUTURE BUSINESS AND PERFORMANCE. OUR ACTUAL OPERATING RESULTS AND FINANCIAL PERFORMANCE MAY PROVE TO BE VERY DIFFERENT FROM WHAT WE HAVE PREDICTED AS OF THE DATE OF THIS PROSPECTUS. THE RISKS DESCRIBED BELOW ADDRESS SOME OF THE FACTORS THAT MAY AFFECT OUR FUTURE OPERATING RESULTS AND FINANCIAL PERFORMANCE.

WE DEPEND ON OUR RELATIONSHIP WITH LIFESCAN TO DISTRIBUTE CERTAIN OF OUR EXISTING PRODUCTS, AS WELL AS FUTURE PRODUCTS.


    We depend on our relationship with LifeScan to distribute certain of our existing products, as well as future products. In 1995, we entered into a worldwide distribution agreement with LifeScan, which was amended in June 1999. Under the terms of our agreements with LifeScan, we develop and manufacture, and LifeScan distributes, our electrochemical blood glucose monitoring systems. Our first and second generation electrochemical systems are being marketed by LifeScan under their brands, ONE TOUCH-Registered Trademark-
FastTAKE-Registered Trademark- and, ONE TOUCH-Registered Trademark- Ultra. We commenced shipments of ONE TOUCH-Registered Trademark-
FastTAKE-Registered Trademark- in early 1998. ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark- is currently the most successful product in our diabetes line of business. LifeScan has exclusive rights to market ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra, as well as any new electrochemical blood glucose monitoring systems that we develop. However, LifeScan is not restricted from selling other systems, including electrochemical systems, for blood glucose monitoring. Accordingly, our future results of operations depend to a substantial degree on LifeScan's continued marketing of our electrochemical systems. Although the ONE TOUCH-Registered Trademark-
FastTAKE-Registered Trademark- product appears to be gaining acceptance, we cannot assure you that the market will fully accept ONE
TOUCH-Registered Trademark- FastTAKE-Registered Trademark- or that any such acceptance will continue. Additionally, under the terms of the agreement with LifeScan, LifeScan has made and may continue to make additional funding available to us when we reach certain milestones with our development of future products for LifeScan. As we cannot assure the success of reaching such milestones in the development of future products, we cannot guarantee that LifeScan will make such additional funding available to us. Any failure by us to produce, or failure by LifeScan to market and distribute our electrochemical systems successfully, could have a material adverse effect on our business, financial condition and results of operations.


WE RELY UPON OUR MANUFACTURING FACILITIES AS WELL AS FOREIGN CONTRACT MANUFACTURING ARRANGEMENTS, AND MANUFACTURING PROBLEMS OR DELAYS COULD SEVERELY AFFECT OUR BUSINESS.

TEST STRIPS


    Our electrochemical blood glucose test strips are produced exclusively in our manufacturing facility in Inverness, Scotland. Sales of these test strips accounted for a significant portion of our net revenues for the nine months ended September 30, 2000. Sales of test strips are expected to be our largest source of revenues for the forseeable future. Our Inverness facility contains highly specialized equipment and utilizes complicated manufacturing processes developed over a number of years that would be difficult and time-consuming to duplicate. Our ability to manufacture test strips could be disrupted wholly or in part by technical problems, labor or raw material shortages, labor relations problems, natural disasters, fire, sabotage or business accidents, among other factors. Any prolonged disruption in the operations of our Inverness manufacturing facility would seriously harm our ability to satisfy customer orders for test strips. If we cannot deliver our test strips in a timely manner or in sufficient quantities, our revenues will suffer and our reputation may be harmed. In particular, LifeScan, under certain circumstances, would automatically become entitled to produce the electrochemical test strips itself. Even though we carry manufacturing interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies.



    In addition, our test strip revenues depend in part upon our manufacturing yields. We believe that we currently have sufficient test strip manufacturing capacity to satisfy contractual obligations, although we anticipate that actual demand will exceed these obligations. We are currently expanding our production capacity to meet projected demand. If we fail to complete these expansion efforts in a timely manner, our relationships with our customers or our reputation in the marketplace could be severely harmed.


BLOOD GLUCOSE METERS


    We purchase all of the meters for our electrochemical blood glucose systems from a contract manufacturer in the People's Republic of China. Our business would likely be harmed if production at, or deliveries by, our contract manufacturer were disrupted for a material amount of time or if the cost of meters were significantly increased. Such disruptions or cost increases could occur as the result of social or political strife, unforeseen economic or production regulations, import, licensing or trade restrictions, natural disasters or war or other unforeseen circumstances. If this supply relationship were disrupted, we would need to identify other third-party contract manufacturers and verify and validate the production processes used in the manufacture of our electrochemical blood glucose meters. We cannot assure you that we will be able to identify adequate substitute manufacturers to replace the meters matching our specifications affected by such a disruption in a timely manner or at comparable prices, if at all.


PREGNANCY AND OVULATION TESTS

    We produce our pregnancy detection and ovulation prediction tests in our manufacturing facilities located in Galway, Ireland. To produce these tests, we rely significantly on our manufacturing facility in Galway, Ireland. Our production processes are complex and require specialized and expensive equipment. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. Any event impacting our Galway facility could have a significant negative impact on our operations and our revenues from pregnancy detection and ovulation prediction tests would decline until such time as we are able to put in place alternative contract manufacturers.

IF WE FAIL TO MEET STRICT REGULATORY REQUIREMENTS, WE COULD BE REQUIRED TO PAY FINES OR EVEN CLOSE OUR FACILITIES.

    Our facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of European governments, as well as the United States Food and Drug Administration. These regulatory agencies may conduct periodic inspections of our facilities to monitor our compliance with applicable regulatory standards. If a regulatory agency finds that we fail to comply with the appropriate regulatory standards, it may impose fines on us or if such a regulatory agency determines that our non-compliance is severe, it may close our facilities. Any adverse action by an applicable regulatory agency would have a negative impact on our operations.

WE RECENTLY INTRODUCED SOME NEW PRODUCTS AND CANNOT BE CERTAIN THAT THEY WILL GAIN MARKET ACCEPTANCE.

    On September 17, 1999, we received notification of Federal Drug Administration (FDA) clearance for our low cost alternative electrochemical blood glucose monitoring test strip, Excel-Registered Trademark- G (formerly Excel-Registered Trademark- GE) for use with Glucometer-Registered Trademark-Elite-Registered Trademark- meters sold by Bayer Diagnostics. We commenced shipments of Excel-Registered Trademark- G in October 1999. Our future results of operations depend to some extent on our ability to market and sell Excel-Registered Trademark- G. Additionally, we cannot assure you that the market will fully accept Excel-Registered Trademark- G.


    In addition, in August 2000, we announced that we had received notification of FDA clearance for the ONE TOUCH-Registered Trademark- Ultra electrochemical blood glucose monitoring system to be marketed, sold and distributed by LifeScan. We expect to commence shipment in the fourth quarter of 2000 and we cannot assure you that the market will accept this new system or that any such acceptance will not dilute market acceptance of our other electrochemical blood glucose monitoring system.


IF WE DELIVER PRODUCTS WITH DEFECTS, OUR CREDIBILITY MAY BE HARMED, MARKET ACCEPTANCE OF OUR PRODUCTS MAY DECREASE AND WE MAY BE EXPOSED TO LIABILITY IN EXCESS OF OUR PRODUCT LIABILITY INSURANCE COVERAGE.

    The manufacturing and marketing of medical diagnostic devices, such as our blood glucose monitoring systems, involve an inherent risk of product liability claims. In addition, our product development and production are extremely complex and could expose our products to defects. Any such defects could harm our credibility and decrease market acceptance of our products. LifeScan has found through a limited number of customer comments that meters programmed for millimole measurement of blood glucose concentration occasionally exhibit a display error. Millimole is the measurement used in Canada and most European countries. We are currently working with LifeScan in implementing the appropriate corrective action for this occurrence. We do not believe that it will be necessary to engage in any general recalls of these meters, but we may choose to exchange some or all of them, and we cannot assure you that corrective action with respect to this product, or any of our other products, will not result in material cost to us or loss or damage to the reputation of our products. In addition, our marketing of nutritional supplements may cause us to be subjected to various product liability claims, including, among others, claims that the nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. In the event that we are held liable for a claim for which we are not indemnified, or for damages exceeding the limits of our insurance coverage, such a claim could materially damage our business and our financial condition.

WE HAVE HAD OPERATING LOSSES FOR MOST OF OUR HISTORY AND HAVE ONLY RECENTLY GENERATED A PROFIT.


    We had an accumulated deficit of approximately $93.3 million as of September 30, 2000. We incurred losses from our inception until the quarter ended December 31, 1999. We will in the future incur significant sales and marketing, research and development and general and administrative expenses, and may not have sufficent revenues to generate net income in light of these expenditures. Further, although we generated net income in each of the last three quarters, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.


WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

    We expect to continue to experience significant growth in demand for our products, the number of our employees and customers and the scope of our operations. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY INTERNATIONAL BUSINESS RISKS.

    A significant number of our employees, including sales, support and research and development personnel, are located outside of the United States. Conducting business outside of the United States is subject to numerous risks, including:

    - decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

    - decreased revenues on foreign sales resulting from possible foreign currency exchange and conversion issues;

    - lower productivity resulting from difficulties managing our sales, support and research and development operations across many countries;

    - lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

    - lost revenues resulting from the imposition by foreign governments of trade protection measures; and

    - higher cost of sales resulting from import or export licensing requirements.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE OR LIMIT OUR ABILITY TO INCREASE MARKET SHARE, WHICH COULD IMPAIR THE SALES OF OUR PRODUCTS AND HARM OUR FINANCIAL PERFORMANCE.

    The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry is intense and expected to increase as new products and technologies become available and new competitors enter the market. Our competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. Our future success depends upon our maintaining a competitive position in the development of products and technologies in our areas of focus. Competitors may be more successful in: (i) developing technologies and products that are more effective than our products or that render our technologies or products obsolete or noncompetitive; (ii) obtaining patent protection or other intellectual property rights that would prevent us from developing our potential products; or
(iii) obtaining regulatory approval for the commercialization of their products more rapidly or effectively than we are in doing so. Also, many of our existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

    In addition, the market for the sale of nutritional supplements is highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. As most of these companies are privately held, we are unable to obtain the information necessary to assess precisely the size and success of these competitors. However, we believe that a number of our competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than we are and have greater financial resources.

THE RIGHTS WE RELY UPON TO PROTECT THE INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

    Our success will depend in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. The degree of future protection for our proprietary rights is uncertain.

    The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

    - the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

    - the claims of any patents which are issued may not provide meaningful protection;

    - we may not be able to develop additional proprietary technologies that are patentable;

    - the patents licensed or issued to us or our customers may not provide a competitive advantage;

    - other companies may challenge patents licensed or issued to us or our customers;

    - patents issued to other companies may harm our ability to do business; and

    - other companies may design around technologies we have licensed or developed.

    In addition to patents, we rely on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of our patents. We also realize that our trade secrets may become known through other means not currently foreseen by us. Despite our efforts to protect our intellectual property, our competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE ON THEIR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND INCREASE OUR COSTS.

    Substantial litigation over intellectual property rights exists in our industry. Our products are currently the subject of litigation alleging that we are infringing on the intellectual property rights of others. We expect that our products and products in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which our products or technology may infringe. Any of these third parties might make a claim of infringement against us. Any litigation could result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays, require us to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed and we could be exposed to legal actions by our customers.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD BE EXPENSIVE AND, IF WE LOSE, COULD CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

    We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

    - assert claims of infringement;

    - enforce our patents;

    - protect our trade secrets or know-how; or

    - determine the enforceability, scope and validity of the proprietary rights of others.

    Lawsuits could be expensive, take significant time and divert management's attention from other business concerns. Litigation would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, our stock price could decline.

OUR PENDING ACQUISITION OF INTEG AND OUR DEVELOPMENT AND LICENSING ARRANGEMENTS WITH DEBIOTECH MAY NOT YIELD PRODUCTS OR TECHNOLOGY THAT CAN BE COMMERCIALIZED.


    On October 3, 2000, we entered into a definitive agreement to acquire Integ, a development stage enterprise. We may not complete the acquisition. On
October 14, 2000, we entered into a development and license agreement with Debiotech. The value of Integ to us may not be greater than or equal to the purchase price which we have agreed to pay. Similarly, the amounts that we have agreed to pay to Debiotech may not be equal to the ultimate value of the rights that we have under our agreement with it. If we are unable to effectively integrate the technologies of Integ and Debiotech into our research and development efforts, our research and development efforts may suffer. Further, we cannot guarantee that we will realize any of the benefits or strategic objectives we are seeking to obtain by acquiring Integ or licensing technology from Debiotech. In that regard, Integ has granted to a third party certain rights in its intellectual property that survive our acquisition which will permit this third party to utilize the technology that we will acquire to further its future development efforts. In connection with accounting for the acquisition of Integ, we will record a significant amount of intangible assets, the amortization of which will adversely affect our results of operations in future periods. In addition, we will also record a significant charge for the write-off of a portion of the purchase price as in-process research and development. For the purpose of preparing the pro forma information that is included in summary form in this prospectus, we estimated the allocation of the purchase price. The final purchase price allocation will be based, in part, on an independent appraisal of the acquired intangible assets and the charge for in-process research and development. The appraisal results and final allocation of the purchase price could vary significantly from our original estimates, which could result in a greater or lesser non-recurring charge for the write-off of a portion of the purchase price as in-process research and development during the quarter in which the acquisition of Integ is consummated.


IF WE CHOOSE TO ACQUIRE NEW AND COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGIES INSTEAD OF DEVELOPING THEM OURSELVES, WE MAY BE UNABLE TO COMPLETE THESE ACQUISITIONS OR TO SUCCESSFULLY INTEGRATE AN ACQUIRED BUSINESS OR TECHNOLOGY IN A COST-EFFECTIVE AND NON-DISRUPTIVE MANNER.

    Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time we have acquired complementary businesses, products, or technologies instead of developing them ourselves and may choose to do so in the future. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. In addition, in order to finance any acquisitions, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that may result in dilution to our shareholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, any amortization of goodwill or other assets or charges resulting from the costs of acquisitions could harm our business and operating results.

DEVELOPMENT OF A CURE FOR DIABETES COULD MAKE OUR PRODUCTS OBSOLETE.

    The medical devices industry, including the self-test industry, is subject to rapid and substantial technological development and product innovations. To be successful, we must be responsive to new products and technologies as well as new applications of existing technologies in diabetes self-management. The National Institute for Health and other supporters of diabetes research are sponsoring significant programs to better understand the disease and to find methods to prevent or cure it. If discovered and widely-available, any of these methods would minimize or eliminate the need for our diabetes self-management products and would require us to focus on other areas of our business, which would have a material adverse effect on our financial condition and profitability.

WE MAY BE UNABLE TO HIRE, RETAIN OR MOTIVATE KEY PERSONNEL, UPON WHOM THE SUCCESS OF OUR BUSINESS WILL DEPEND.

    We are highly dependent upon certain members of our management and scientific staff. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel. We face significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We can not assure you that we will be able to retain our key employees or attract, assimilate, retain or train other needed qualified employees in the future. We do not have employment agreements with all of our key employees. The loss of any of our key employees, including our scientists, may have an adverse effect on our business.

WE MAY BE LIABLE FOR CONTAMINATION OR OTHER HARM CAUSED BY HAZARDOUS MATERIALS THAT WE USE.

    Our research and development processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. We may also incur expenses relating to compliance with environmental laws. Such expenses or liability could have a significant negative impact on our financial condition.

VARIOUS FACTORS MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

    Factors relating to our business make our future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:
(i) the timing of new product announcements and introductions by us and our competitors; (ii) market acceptance of new or enhanced versions of our products;
(iii) changes in manufacturing costs or other expenses; (iv) competitive pricing pressures; (v) the gain or loss of significant distribution outlets or customers; (vi) the availability and extent of reimbursement for our products;
(vii) increased research and development expenses; or (viii) general economic conditions.

OUR SHARE PRICE MAY BE VOLATILE DUE TO OUR OPERATING RESULTS, AS WELL AS FACTORS BEYOND OUR CONTROL.

    Our share price may be volatile due to our operating results, as well as factors beyond our control. In addition, it is possible that in some future periods the results of our operations will be below the expectations of the public market. In any such event, the market price of our common stock could be materially and adversely affected. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of our common stock for reasons unrelated to our operating performance. The market price of our common stock, which has ranged from less than $3 to more than $28 during the last twelve months, may be highly volatile and may be affected by factors such as: (i) our quarterly operating results; (ii) changes in general conditions in the economy, the financial markets, or the health care industry;
(iii) government regulation in the health care industry; (iv) changes in other areas such as tax laws; (v) sales of substantial amounts of common stock or the perception that such sales could occur; or (vi) other developments affecting us or our competitors.

THE MARKET PRICE OF OUR COMMON STOCK WILL LIKELY FLUCTUATE IN RESPONSE TO A NUMBER OF FACTORS, INCLUDING THE FOLLOWING:

    - our failure to meet the performance estimates of securities analysts;

    - changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

    - the timing of announcements by us or our competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof; and

    - general stock market conditions, other economic or external factors.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


    The public offering price of the shares in this offering is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $24.30 in net tangible book value per share of common stock, based on a public offering price of $26.38 per share and the net tangible book value per share as of September 30, 2000. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants and the issuance of shares pursuant to the Integ acquisition.

THE ABILITY OF OUR STOCKHOLDERS TO CONTROL OUR POLICIES AND EFFECT A CHANGE OF CONTROL OF OUR COMPANY IS LIMITED, WHICH MAY NOT BE IN YOUR BEST INTERESTS.

    There are provisions in our certificate of incorporation and bylaws which may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

    - our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire; and

    - our certificate of incorporation authorizes our board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control.

    Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirors of 15% or more of our stock.

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND MAY USE THE PROCEEDS IN A MANNER WITH WHICH YOU DISAGREE.

    Our board of directors and management will have broad discretion over the use of the net proceeds of this offering. You may disagree with the judgment of our board of directors and management regarding the application of the proceeds of this offering.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, YOU WILL BENEFIT FROM AN INVESTMENT IN OUR COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

             SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. Some important additional factors that could cause our actual results to differ materially from those projected in any such forward-looking statements are as follows:

    - economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins;

    - competitive factors, including technological advances achieved and patents attained by competitors and generic competition;

    - domestic and foreign healthcare changes resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment and government laws and regulations relating to sales and promotion, reimbursement and pricing generally;

    - government laws and regulations, affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxes, price controls, regulatory approval of new products and licensing;

    - manufacturing interruptions or delays, or capacity constraints, or lack of availability of alternative sources for components for our products, that we may experience;

    - difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, gain and maintain market approval of products and the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights which can preclude or delay commercialization of a product;

    - significant litigation adverse to us including product liability claims, patent infringement claims, and antitrust claims;

    - product efficacy or safety concerns resulting in product recalls or declining sales;

    - the impact of business combinations, including acquisitions and divestitures, and organizational restructuring consistent with evolving business strategies; and

    - issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board or the Securities and Exchange Commission.

    Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk

Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

                                USE OF PROCEEDS


    We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $83.0 million, at an offering price of $26.38 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds in the following approximate amounts:



    - $18.2 million for the repayment of a portion of the indebtedness of one of our subsidiaries under a loan agreement with Chase Manhattan Bank, which currently bears interest at the rate of 9.41% per annum; under the terms of this indebtedness, we are required to apply at least 25% of the net proceeds of this offering to the repayment of the indebtedness;



    - $19.3 million for the retirement of subordinated promissory notes which bear interest at the rate of 12.5% per annum;



    - $4.0 million for the retirement of subordinated notes payable to former shareholders of an acquired company, including one of our directors and officers, which bear interest at the rate of 6.9% per annum; $2.0 million of this amount is outstanding as of September 30, 2000 and an additional $2.0 million is potentially due and payable if certain conditions are met upon the maturity of the subordinated notes payable in February, 2001; we believe that such conditions will be met.


    - $2.2 million to be contributed to Inverness Medical Limited, our subsidiary in Inverness, Scotland, which the subsidiary will use to redeem an equivalent amount of its 6.9% cumulative redeemable preference shares;

    - $10.0 million for payment of a fee due under our license arrangement with Debiotech, S.A., which is payable before the end of 2000;

    - $5.5 million to fund the redemption of preferred stock of Integ, as part of our pending acquisition of that company; and


    - the $23.8 million balance of the net proceeds for general corporate purposes, including working capital, capital expenditures and costs in connection with acquisitions and strategic transactions, if and when suitable opportunities arise.


    We will not receive any proceeds from the sale of shares by selling stockholders in this offering.

    Due to the rapidly changing nature of the market in which we operate, the amounts we actually spend for general corporate purposes will depend on a number of factors, including revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation and use of a significant portion of the net proceeds of this offering. Until allocated for specific use, we will invest these proceeds in government securities and other short-term, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock and we do not intend to do so in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is listed on the American Stock Exchange under the symbol "IMA." The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock.


                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED DECEMBER 31, 1998
1st Quarter.................................................  $ 11.13     $ 8.81
2nd Quarter.................................................    11.69       9.25
3rd Quarter.................................................     9.38       3.38
4th Quarter.................................................     3.81       1.63

YEAR ENDED DECEMBER 31, 1999
1st Quarter.................................................  $  5.50     $ 2.00
2nd Quarter.................................................     4.94       2.88
3rd Quarter.................................................     3.56       2.38
4th Quarter.................................................     4.31       2.56

YEAR ENDING DECEMBER 31, 2000
1st Quarter.................................................  $ 10.25     $ 3.44
2nd Quarter.................................................     9.44       4.50
3rd Quarter.................................................    21.38       8.56
4th Quarter (through October 30, 2000)......................    27.25      17.31



    On October 30, 2000, the last reported sale price of our common stock on the American Stock Exchange was $26.38 per share. As of October 18, 2000, there were 25,876,510 shares of our common stock outstanding and we had 354 holders of record of our common stock. We believe that the number of beneficial owners of our common stock on that date was substantially greater.

                                 CAPITALIZATION


    The following table sets forth our actual capitalization as of September 30, 2000 (unaudited), pro forma to give effect to our pending acquisition of Integ, and pro forma as adjusted to give effect to our pending acquisition of Integ and the receipt and application of the net proceeds from the sale of 3,350,000 shares of common stock offered by us at an assumed offering price of $26.38 per share, after deducting underwriting discounts and commissions and estimated offering expenses we expect to pay. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference herein and the information under "Selected Consolidated Financial Data."



                                                                       SEPTEMBER 30, 2000(2)
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                               ACTUAL      PRO FORMA      AS ADJUSTED
                                                              --------   --------------   -----------
                                                                         (IN THOUSANDS)
Current portion of notes payable:...........................  $ 33,966      $  35,298      $  13,033
                                                              ========      =========      =========
Long-term liabilities:
  Deferred revenue, net of current portion..................  $    306      $     306      $     306
  Other long-term liabilities...............................       139            139            139
  Notes payable, net of current portion.....................    18,894         19,228          3,894
                                                              --------      ---------      ---------
    Total long-term liabilities.............................    19,339         19,673          4,339
                                                              --------      ---------      ---------
Mandatorily redeemable preferred stock of a subsidiary......     4,328          4,328          2,135
                                                              --------      ---------      ---------
Stockholders' equity:
  Common stock, $0.001 par value:
    Authorized--40,000,000 shares
    Issued--25,831,654 shares actual, 27,731,654 shares pro
      forma and 31,280,912 shares pro forma as
      adjusted(1)...........................................        26             28             31
  Additional paid-in capital................................   131,248        182,546        265,539
  Less--Treasury stock, at cost, 743,678 shares.............    (3,725)        (3,725)        (3,725)
  Accumulated deficit.......................................   (93,338)      (132,655)      (132,655)
  Accumulated other comprehensive income....................      (852)          (852)          (852)
                                                              --------      ---------      ---------
      Total stockholders' equity............................    33,359         45,342        128,338
                                                              --------      ---------      ---------
      Total capitalization..................................  $ 57,026      $  69,343      $ 134,812
                                                              ========      =========      =========


--------------------------


(1) The pro forma and pro forma as adjusted share amounts include the issuance of 1.9 million shares for the acquisition of Integ. The actual number of shares to be issued may decrease based on the aggregate relative value of the options to purchase Integ shares that we will assume upon consummation of our acquisition of Integ. This value will depend upon the closing price of our common stock prior to the consummation of the acquisition, as well as the number of options that are actually assumed and such options' exercise prices. The pro forma as adjusted amounts include 199,258 shares to be issued upon the exercise of options by certain selling stockholders, which shares will be sold in the offering.



(2) Amounts do not include proceeds from options which may be exercised by certain selling stockholders.


    The number of shares outstanding excludes:


    - an aggregate of 4,306,330 shares subject to outstanding options as of September 30, 2000 at a weighted average exercise price of $3.93 per share under our 1992 Option Plan, 1994 Option Plan, 1996 Option Plan and 2000 Option Plan plus an additional 660,000 shares subject to options as of September 30, 2000 at a weighted average exercise price of $4.45 issued outside of those Plans;



    - an additional 1,058,421 shares reserved for issuance upon exercise of options that may be granted subsequent to September 30, 2000 under our 1996 Option Plan and 2000 Option Plan;



    - 600,248 shares reserved for issuance under our Stock Purchase Plan; and



    - 737,727 shares issuable upon exercise of warrants outstanding as of September 30, 2000 at a weighted average exercise price of $6.69 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes and the other information contained in or incorporated by reference into this prospectus. The selected consolidated balance sheet data as of December 31, 1998 and 1999 and the selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 have been derived from our consolidated financial statements that have been audited by Arthur Andersen, LLP, independent public accountants, and are incorporated by reference into this prospectus. The selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 and the selected consolidated statement of operations data for the years ended December 31, 1995 and 1996 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The selected consolidated statement of operations data for the nine-month periods ended September 30, 1999 and 2000 and the selected consolidated balance sheet data at September 30, 2000 are derived from unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements for the nine-month periods have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and consolidated results of operations for these periods. The consolidated results of operations for the nine months ended September 30, 2000 are not necessarily indicative of results for the year ending December 31, 2000 or any future period. The pro forma information is not necessarily indicative of either the results which would have actually been reported if the acquisition of Integ occurred on January 1, 1999 or results which may be reported in the future.



    When you read this selected financial data, it is important that you also read the historical financial statement and related notes and the unaudited pro forma combined condensed financial statements and related notes incorporated by reference into this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of future results.

                                                              HISTORICAL                                   PRO FORMA(1)
                              --------------------------------------------------------------------------   -------------
                                                                                      NINE MONTHS ENDED     YEAR ENDED
                                            YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,      DECEMBER 31,
                              ----------------------------------------------------   -------------------   -------------
                                1995       1996       1997       1998       1999       1999       2000         1999
                              --------   --------   --------   --------   --------   --------   --------   -------------
CONSOLIDATED STATEMENT OF
  OPERATIONS:
  (IN THOUSANDS, EXCEPT PER
  SHARE DATA)
Net revenues................  $  7,239   $ 19,063   $ 52,250   $117,984   $125,873   $89,647    $121,318      $125,873
Cost of sales...............     5,565     10,958     26,277     77,081     83,246    60,957     70,595         83,246
                              --------   --------   --------   --------   --------   -------    --------      --------
Gross profit................     1,674      8,105     25,973     40,903     42,627    28,690     50,723         42,627
                              --------   --------   --------   --------   --------   -------    --------      --------
Operating Expenses:
  Research and development..     1,532      6,643     15,633      7,380      6,906     4,357      9,479         11,123
  Selling, general and
    administrative..........     5,702     14,713     25,805     36,290     35,390    26,839     28,910         39,987
  Other expenses............        --      4,397      3,303      7,542         --        --         --             --
                              --------   --------   --------   --------   --------   -------    --------      --------
  Total operating
    expenses................     7,234     25,753     44,741     51,212     42,296    31,196     38,389         51,110
                              --------   --------   --------   --------   --------   -------    --------      --------
    Operating (loss)
      income................    (5,560)   (17,648)   (18,768)   (10,309)       331    (2,506)    12,334         (8,483)
                              --------   --------   --------   --------   --------   -------    --------      --------
Interest expense, including
  amortization of original
  issue discount............    (4,481)   (11,561)    (5,487)    (9,565)    (8,093)   (5,698)    (5,731)        (8,433)
Interest and other income
  (expense) net.............        --        741        434      1,787       (532)     (136)     2,256           (533)
                              --------   --------   --------   --------   --------   -------    --------      --------
    (Loss) income before
      dividends and
      accretion on
      mandatorily redeemable
      preferred stock of a
      subsidiary............   (10,041)   (28,468)   (23,821)   (18,087)    (8,294)   (8,340)     8,859        (17,449)
Dividends and accretion on
  mandatorily redeemable
  preferred stock of
  subsidiary................       (56)      (110)      (114)      (146)      (226)     (169)      (383)          (226)
                              --------   --------   --------   --------   --------   -------    --------      --------
    (Loss) income before
      extraordinary loss and
      income taxes..........   (10,097)   (28,578)   (23,935)   (18,233)    (8,520)   (8,509)     8,476        (17,675)
Extraordinary loss on
  modification and early
  extinguishment of debt....        --         --       (579)        --       (306)     (306)      (800)          (306)
                              --------   --------   --------   --------   --------   -------    --------      --------
    (Loss) income before
      income taxes..........   (10,097)   (28,578)   (24,514)   (18,233)    (8,826)   (8,815)     7,676        (17,981)
Provision for income
  taxes.....................        --         --        196        545        246       349        435            246
                              --------   --------   --------   --------   --------   -------    --------      --------
    Net (loss) income.......  $(10,097)  $(28,578)  $(24,710)  $(18,778)  $ (9,072)  $(9,164)   $ 7,241       $(18,227)
                              ========   ========   ========   ========   ========   =======    ========      ========
Net (loss) income per common
  and potential common
  share:(2)
    Basic...................  $  (1.66)  $  (6.00)  $  (3.36)  $  (1.55)  $  (0.66)  $ (0.64)   $  0.30       $  (0.97)
                              ========   ========   ========   ========   ========   =======    ========      ========
    Diluted.................  $  (1.66)  $  (6.00)  $  (3.36)  $  (1.55)  $  (0.66)  $ (0.64)   $  0.26       $  (0.97)
                              ========   ========   ========   ========   ========   =======    ========      ========

                                 PRO FORMA(1)
                              -------------------
                               NINE MONTHS ENDED
                                 SEPTEMBER 30,
                              -------------------
                                1999       2000
                              --------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS:
  (IN THOUSANDS, EXCEPT PER
  SHARE DATA)
Net revenues................  $ 89,647   $121,318
Cost of sales...............    60,957     70,595
                              --------   --------
Gross profit................    28,690     50,723
                              --------   --------
Operating Expenses:
  Research and development..     7,680     12,192
  Selling, general and
    administrative..........    30,105     30,816
  Other expenses............        --         --
                              --------   --------
  Total operating
    expenses................    37,785     43,008
                              --------   --------
    Operating (loss)
      income................    (9,095)     7,715
                              --------   --------
Interest expense, including
  amortization of original
  issue discount............    (6,230)    (6,036)
Interest and other income
  (expense) net.............       154      2,371
                              --------   --------
    (Loss) income before
      dividends and
      accretion on
      mandatorily redeemable
      preferred stock of a
      subsidiary............   (15,171)     4,050
Dividends and accretion on
  mandatorily redeemable
  preferred stock of
  subsidiary................      (169)      (383)
                              --------   --------
    (Loss) income before
      extraordinary loss and
      income taxes..........   (15,340)     3,667
Extraordinary loss on
  modification and early
  extinguishment of debt....      (306)      (800)
                              --------   --------
    (Loss) income before
      income taxes..........   (15,646)     2,867
Provision for income
  taxes.....................       349        435
                              --------   --------
    Net (loss) income.......  $(15,995)  $  2,432
                              ========   ========
Net (loss) income per common
  and potential common
  share:(2)
    Basic...................  $  (0.87)  $   0.10
                              ========   ========
    Diluted.................  $  (0.87)  $   0.08
                              ========   ========



                                                                          HISTORICAL
                                                     ----------------------------------------------------    SEPTEMBER 30, 2000
                                                                         DECEMBER 31,                       ---------------------
BALANCE SHEET DATA:                                  ----------------------------------------------------                  PRO
(IN THOUSANDS)                                         1995       1996       1997       1998       1999      ACTUAL     FORMA(1)
-------------------                                  --------   --------   --------   --------   --------   ---------   ---------
Cash and cash equivalents..........................  $ 7,395    $16,459    $15,670    $  9,200   $  5,234   $  6,140    $  2,204
Working capital....................................    4,318      9,863     (2,282)      2,733     (8,673)   (16,545)    (22,206)
Total assets.......................................   13,692     41,089     95,372     115,077    114,837    119,856     134,025
Debt obligations...................................   10,500      8,833     59,903      62,481     60,375     52,861      54,526
Preferred stock subject to redemption..............    1,644      1,754     11,141      14,257      9,054      4,328       4,328
Total stockholders' equity (deficit)...............  $(5,230)   $12,079    $ 5,441    $ 15,009   $ 18,120   $ 33,359    $ 45,342


------------------------------

(1) Reflects the effect of our pending acquisition of Integ, excluding a non-recurring charge for the write-off of a portion of the purchase price as in-process research and development.



(2) Historical basic and diluted net (loss) income per common and potential common share is computed as described in our historical financial statements and related notes incorporated by reference into this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


    From 1997 through 1999, our total revenues have grown from $52.3 million to $125.9 million, representing a compound annual growth rate of more than 55%. Total revenues for the first nine months of 2000 were $121.3 million. For the first nine months of 2000, our sales of diabetes management products accounted for $80.0 million, or 66% of total revenues. Total revenues associated with the sales of women's health products for the nine month period ended September 30, 2000 were $33.3 million. We expect that our revenue growth in the foreseeable future will be derived primarily from increased sales of our electrochemical blood glucose test strips.



    We have a global distribution agreement with LifeScan, a subsidiary of Johnson & Johnson, with respect to our electrochemical blood glucose monitoring systems, which they market as the ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra. LifeScan, a leader in the blood glucose monitoring market, has publicly announced its intention to shift its focus from its older photometric-based systems to electrochemical systems. Currently, we are the only supplier of such systems to LifeScan. Accordingly, we anticipate a significant increase in unit sales of our meters and test strips and we are continuing to increase capacity in order to meet anticipated demand. Based upon this anticipated demand, we expect that LifeScan will become eligible for its last scheduled volume-based price reduction in the first quarter of 2001 under the terms of our distribution agreement, resulting in a decrease in our earnings in that quarter as compared to the fourth quarter of 2000. We market our other products to consumers through our own established retail distribution networks, including Wal-Mart, CVS and Walgreens.


    We intend to continue to invest heavily in research and development both internally, as well as through targeted acquisitions and strategic relationships.

RECENT DEVELOPMENTS

PENDING ACQUISITION OF INTEG INCORPORATED

    On October 3, 2000, we entered into a definitive agreement to acquire Integ Incorporated, a publicly traded development stage company. Integ, which was incorporated in 1990 and is headquartered in Minnesota, has developed a proprietary sampling technology which extracts interstitial fluid from the top layers of the skin. We may be able to use Integ's technology, supplemented by our internal research and development efforts, to develop products that are complementary to our current product offerings in the areas of diabetes management and medical diagnostics.

    The purchase price for Integ consists of 1.9 million shares of our common stock in exchange for all of Integ's common equity and approximately
$5.5 million in cash to redeem shares of Integ's preferred stock. We will record a significant amount of intangible assets in connection with this acquisition and will incur a significant charge in the quarter in which the acquisition is completed to write off a portion of the purchase price as in-process research and development. We anticipate that the acquisition will close early in the first quarter of 2001. However, our acquisition of Integ is subject to various closing conditions, including approval by Integ's stockholders, and may not be completed by this date, if at all.

DEVELOPMENT AND LICENSE AGREEMENT WITH DEBIOTECH, S.A.

    On October 14, 2000, we entered into a development and license agreement with Debiotech, S.A., pursuant to which Debiotech will seek to develop an externally-worn insulin pump using its patented Micro Electro-Mechanical Systems technology in exchange for a $10 million fee. We also received an option, exercisable in certain circumstances for an additional fee, for the exclusive right to commercialize an implantable insulin pump which Debiotech may seek to develop using its technology.

RESULTS OF OPERATIONS

    The following table summarizes our consolidated statement of operations as a percentage of net revenues:


                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                     YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                       ----------------------------------------------------   -------------------
CONSOLIDATED STATEMENT OF OPERATIONS:                    1995       1996       1997       1998       1999       1999       2000
-------------------------------------                  --------   --------   --------   --------   --------   --------   --------
Net revenues........................................     100.0 %    100.0 %    100.0 %    100.0 %    100.0 %    100.0 %    100.0 %
Cost of sales.......................................      76.9       57.5       50.3       65.3       66.1       68.0       58.2
                                                        ------     ------     ------     ------     ------     ------     ------
Gross profit........................................      23.1       42.5       49.7       34.7       33.9       32.0       41.8
                                                        ------     ------     ------     ------     ------     ------     ------
Operating expenses:
  Research and development..........................      21.2       34.8       29.9        6.3        5.5        4.8        7.8
  Selling, general, and administrative..............      78.7       77.2       49.4       30.7       28.1       30.0       23.8
  Other expenses....................................        --       23.1        6.3        6.4         --         --         --
                                                        ------     ------     ------     ------     ------     ------     ------
  Total operating expenses..........................      99.9      135.1       85.6       43.4       33.6       34.8       31.6
                                                        ------     ------     ------     ------     ------     ------     ------
    Operating (loss) income.........................     (76.8)     (92.6)     (35.9)      (8.7)       0.3       (2.8)      10.2
                                                        ------     ------     ------     ------     ------     ------     ------
Interest expense, including amortization of original
  issue
  discount..........................................     (61.9)     (60.6)     (10.5)      (8.1)      (6.5)      (6.4)      (4.8)
Interest and other income (expense), net............        --        3.9        0.8        1.5       (0.4)      (0.1)       1.8
                                                        ------     ------     ------     ------     ------     ------     ------
    (Loss) income before dividends and accretion on
      mandatorily redeemable preferred stock of a
      subsidiary....................................    (138.7)    (149.3)     (45.6)     (15.3)      (6.6)      (9.3)       7.2
Dividends and accretion on mandatorily redeemable
  preferred stock of subsidiary.....................      (0.8)      (0.6)      (0.2)      (0.1)      (0.2)      (0.2)      (0.3)
                                                        ------     ------     ------     ------     ------     ------     ------
    (Loss) income before extraordinary loss and
      income taxes..................................    (139.5)    (149.9)     (45.8)     (15.4)      (6.8)      (9.5)       6.9
Extraordinary loss on modification and early
  extinguishment of debt............................        --         --       (1.1)        --       (0.2)      (0.3)      (0.6)
                                                        ------     ------     ------     ------     ------     ------     ------
    (Loss) income before income taxes...............    (139.5)    (149.9)     (46.9)     (15.4)      (7.0)      (9.8)       6.3
Provision for income taxes..........................        --         --        0.4        0.5        0.2        0.4        0.3
                                                        ------     ------     ------     ------     ------     ------     ------
    Net (loss) income...............................    (139.5)%   (149.9)%    (47.3)%    (15.9)%     (7.2)%    (10.2)%      6.0 %
                                                        ======     ======     ======     ======     ======     ======     ======



NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1999



    NET REVENUES. Net revenues increased $31.7 million, or 35%, to $121.3 million for the nine months ended September 30, 2000 from $89.6 million for the nine months ended September 30, 1999. The primary reason for the increase in revenues was the increased sale of products for diabetes management, especially the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark-blood glucose monitoring system, which is distributed by LifeScan. ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- sales were driven by strong market acceptance. Net diabetes product sales were $80.0 million for the nine months ended September 30, 2000, an increase of $31.1 million or 64% as compared to net diabetes product sales of $48.9 million for the nine months ended September 30, 1999. Net diabetes product sales accounted for 66% of net revenues for the nine months ended September 30, 2000, compared to 55% of net revenues for the nine months ended September 30, 1999. Net product sales from our women's health segment increased $1.5 million or 5% to $33.3 million for the nine months ended September 30, 2000 as compared to $31.8 million for the nine months ended September 30, 1999. Although net women's health product sales increased as compared to the prior periods, they only accounted for 27% of total net revenues for the nine months ended September 30, 2000, compared to 35% of total net revenues for the nine months ended September 30, 1999, as a result of the significant increase in diabetes product sales. The primary factor in the year-to-date increased sales of the women's health products was an increase in sales of branded and private label pregnancy and ovulation tests. Net sales of clinical diagnostic products decreased slightly by $566,000 for the nine months ended September 30, 2000 as compared to the nine months ended September 30, 1999. Grant and other revenue were $247,000 for the nine months ended

September 30, 2000, respectively, compared to $642,000 for the nine months ended September 30, 1999.



    GROSS PROFIT. Gross profit increased by $22.0 million or 77% to $50.7 million for the nine months ended September 30, 2000 from $28.7 million for the nine months ended September 30, 1999. Gross margin of net product sales increased to 42% for the nine months ended September 30, 2000, compared to 32% for the nine months ended September 30, 1999. The significant improvements in gross profit and gross margin of net product sales primarily resulted from the increase in sales of ONE TOUCH-Registered Trademark-
FastTAKE-Registered Trademark- systems and reductions in per unit manufacturing costs attributed to lower material costs, improved yields and volume related efficiency at our diabetes product manufacturing facility in Inverness, Scotland.



    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense increased by $5.1 million or 118% to $9.5 million from $4.4 million for the nine months ended September 30, 1999. The increase in research and development expense resulted from research programs directed towards blood glucose monitoring systems. We expect to continue to spend significant amounts on research and development in the area of diabetes management.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. For the nine months ended September 30, 2000, selling, general and administrative expense increased by $2.1 million or 8% to $28.9 million from $26.8 million for the nine months ended September 30, 1999. The increase in selling, general and administrative expense resulted from higher marketing expenditures related to sales of our Excel-Registered Trademark-G product and diabetes supplies, increased legal fees related to the defense of the Abbott lawsuits against us and a one-time non-cash compensation charge of $429,000 related to stock options granted to consultants. Selling, general and administrative expense as a percentage of net revenues was 24% for the nine months ended September 30, 2000 compared to 30% for the nine months ended September 30, 1999.



    INTEREST EXPENSE. For the nine months ended September 30, 2000, we incurred $5.7 million in interest expense, net of interest income, compared to $5.7 million for the nine months ended September 30, 1999.



    OTHER INCOME (EXPENSE). We incurred other income of $2.3 million for the nine months ended September 30, 2000, compared to other expense of $135,000 for the nine months ended September 30, 1999. Generally, other income or expense represents foreign currency exchange transaction gains and losses. During the nine months ended September 30, 2000, we recognized $562,000 in foreign exchange gain as a result of the strong U.S. Dollar versus the British Pound Sterling on loans from LifeScan, that is denominated in British Pounds Sterling. Additionally, during the nine months ended September 30, 2000, we also recorded a gain of $1.8 million from the sale of our holding of 8.6 million shares in Theratase plc.



    DIVIDENDS AND ACCRETION ON MANDATORILY REDEEMABLE PREFERRED STOCK OF A SUBSIDIARY. Inverness Medical Limited (Inverness Scotland), our subsidiary in Inverness, Scotland, accrued $383,000 for the nine months ended September 30, 2000 representing dividends payable and accretion on the outstanding cumulative redeemable preference shares, as compared to $170,000 for the nine months ended September 30, 1999. In June 2000, we recorded a one-time 15% accretion, which amounted to 150,000 British Pound Sterling ($227,000), because we elected not to redeem the first issue of such preferred shares within five years of its original issue date, or June 23, 2000.


    EXTRAORDINARY LOSS. In the second quarter of 2000, we recorded an extraordinary loss of $800,000 ($486,000 of which was non-cash expense) for the refinancing of our subordinated revenue royalty notes. In the first quarter of 1999, we recorded an extraordinary loss of $306,000 ($228,000 of which was non-cash expense) for the modification of our then outstanding senior subordinated convertible notes.

    INCOME TAXES. For the nine months ended September 30, 2000, we recorded provisions of $435,000 for income taxes compared to $349,000 for the nine months ended September 30, 1999. Substantially all of the income tax provisions reflect certain state income taxes relating to our subsidiaries in the United States.



    NET (LOSS) INCOME. For the nine months ended September 30, 2000, we realized net income of $7.2 million compared to a net loss of $9.2 million for the nine months ended September 30, 1999. Basic and diluted earnings per common share for the nine months ended September 30, 2000 were $0.30 and $0.26, respectively, compared to a basic and diluted loss per common share of $0.64 for the nine months ended September 30, 1999. The results for the nine-month period ending September 30, 2000 and 1999 included significant non-recurring, non-cash charges and income as detailed above. Excluding the non-recurring and non-cash charges and income, net income for the nine months ended September 30, 2000 was $6.7 million compared to a net loss of $8.9 million for the nine months ended September 30, 1999. Excluding non-recurring and non-cash charges and income, basic and diluted earnings per common share were $0.28 and $0.24, respectively, for the nine months ended September 30, 2000, compared to a basic and diluted net loss per common share of $0.62 for the nine months ended September 30, 1999.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998


    NET REVENUES. Net revenues in 1999 increased $7.9 million or 7% to $125.9 million from $118.0 million in 1998. The primary reason for the increase in revenues was the increased sales of products for diabetes management, especially the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark-blood glucose monitoring system. Net sales from our diabetes management segment were $71.2 million in 1999, an increase of $14.0 million or 25% as compared to net sales of $57.2 million in 1998. The net sales of products for diabetes management accounted for 57% of our net revenues in 1999 compared to 48% of the net revenues in 1998. Net sales from our women's health segment were $42.8 million in 1999, an increase of $2.3 million or 6% as compared to $40.5 million in 1998. Although the net sales of women's health products increased from 1998, they accounted for the same percentage (34%) of our net revenues due to the faster growth in the diabetes segment. The increase in the women's health segment was attributable primarily to two factors. We experienced a full year of sales of SoyCare-TM-, a line of nutritional supplements for menopause and bone health introduced in July 1998. The second factor in the increased net sales of the women's health segment was an increase in sales of branded and private label pregnancy and ovulation tests. Other revenues were derived from the net sales of clinical diagnostics products and the recognition of deferred revenue. Net sales of the clinical diagnostic products for 1999 were $11.1 million, a decrease of $4.8 million or 30% from net sales of $15.9 million in 1998. The decrease in diagnostic product sales was primarily due to our sale of the diagnostics business line of our wholly-owned subsidiary in Ireland, Cambridge Diagnostics Ireland, Ltd. (Cambridge Diagnostics), in September 1998. Additionally, a decline in sales of our wholly owned subsidiary in Israel, Orgenics Ltd. (Orgenics), accounted for $2.1 million of the decline in diagnostic product revenues. This was due primarily to a one time non-recurring sale of HIV test kits for $1.6 million during 1998. Grant and other revenue was approximately $742,000 in 1999, a decrease of $3.2 million or 81% from grant and other revenue of $3.9 million in 1998. In 1999, we recognized $316,000 of revenue related to a $7.0 million success fee received from LifeScan in October 1996, versus $2.7 million in 1998. The amortization of this success fee was complete in March 1999. Approximately $398,000 of the revenues for 1999 was attributable to the amortization of deferred revenue associated with certain development and capital grants relating to our manufacturing facility in Inverness, Scotland. In 1998, we recognized $1.2 million revenue in connection with development and capital grants, most of which related also to the Inverness facility.



    GROSS PROFIT. Total gross profit for 1999 increased $1.7 million or 4% to $42.6 million from $40.9 million in 1998. However, gross profit on net product sales for 1999 increased $4.9 million or

13% to $41.9 million from $37.0 million in 1998. The increase in gross profit was primarily attributable to the increase in sales of ONE
TOUCH-Registered Trademark- FastTAKE-Registered Trademark-. Gross profit percentage of net product sales increased to 33% in 1999 from 32% in 1998. Gross profit on net sales of the diabetes management segment was $14.8 million or 21% of the net sales of the diabetes management segment for 1999 compared to $7.8 million or 14% of the net sales of the diabetes management segment for 1998. Gross profit on the women's health segment was $20.9 million or 49% of the net sales of women's health products in 1999 compared to $20.2 million or 50% of the net sales of women's health products in 1998. The profit increase was primarily due to higher sales of pregnancy and ovulation tests. Gross profit from net sales of clinical diagnostics and other products, and the recognition of deferred revenue was $6.9 million in 1999 compared to $12.8 million in 1998. The decrease was primarily attributable to the decrease in revenue recognized on the aforementioned LifeScan success fee received in 1996 and the sale of Cambridge Diagnostics' diagnostics business in September 1998.


    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense for 1999 decreased $474,000 or 6% to $6.9 million from $7.4 million in 1998. The decrease was primarily due to our sale of the diagnostics business line of Cambridge Diagnostics in September 1998. Research and development expenses related to diabetes products at our subsidiary in Scotland, Inverness Medical Limited (Inverness), increased by $1.0 million but were more than offset by a reduction in research and development expenses of the clinical diagnostics business. We expect to spend significant and increasing amounts on research and development in the area of diabetes, and specifically glucose monitoring, throughout 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense decreased $900,000 or 2% to $35.4 million from $36.3 million in 1998. The decrease was primarily attributable to a reduction in expenses associated with the clinical diagnostic business. Selling, general and administrative expense as a percentage of net revenues decreased to 28% of net revenues for 1999 from 31% of net revenues for 1998.


    NET CHARGE ON BUSINESS DISPOSITION, ASSET IMPAIRMENT AND RESTRUCTURING ACTIVITIES. There were no charges for business disposition, asset impairment or restructuring activities in 1999. A loss on disposition of a business was recorded in 1998. (See "Year Ended December 31, 1998 compared to Year Ended December 31, 1997.")


    INTEREST EXPENSE. Interest expense decreased $1.5 million to $8.1 million in 1999 from $9.6 million in 1998. In 1999, we recognized $327,000 of non-cash interest expense for the amortization of the original issue discount on convertible notes and warrants compared to $1.8 million of non-cash interest expense recognized in 1998 for the amortization of the original issue discount on convertible notes and warrants.

    INTEREST AND OTHER (EXPENSE) INCOME, NET. Interest income decreased by $222,000 to $363,000 in 1999 from $585,000 in 1998, primarily due to the decrease in cash balances. In addition, we incurred realized and unrealized losses totaling $853,000 in 1999 due to foreign currency fluctuation. In 1998, we recognized $1.5 million of non-cash income related to 155,724 shares of our Common Stock received into treasury in connection with the settlement agreement dated March 6, 1998 by and among us, Trinity Biotech plc (Trinity), Flambelle Limited and Eastcourt Limited. We also recognized a $237,000 gain in 1998 related to our 29.9% equity in the net profit of Enviromed plc.

    DIVIDENDS AND MINORITY INTEREST. In 1999, our subsidiary, Inverness, accrued $226,000 representing a 6% dividend payable on its outstanding cumulative redeemable preference shares, as compared to $146,000 for 1998. In October 1998, an additional 1,000,000 shares of 6% cumulative redeemable preference stock of Inverness were issued to Inverness & Nairn Local Enterprise Company (INLEC), a development agency funded by the government of the United Kingdom, for approximately $1.7 million. Minority interest in certain of our subsidiaries was less than $1,000 in 1999 compared to $100,000 in

1998. We now own 100% of Orgenics, either directly or indirectly, as compared to our prior year's 99.8% ownership.

    EXTRAORDINARY LOSS. In the first quarter of 1999, we recorded an extraordinary loss of approximately $306,000 ($228,000 of which is non-cash expense) for the modification of the terms of the Senior Subordinated Convertible Notes issued during October 1997 (see Note 16 of the "Notes to Consolidated Financial Statements").

    INCOME TAXES. In 1999, we recorded provisions of $245,000 for income taxes compared to $544,000 in 1998. The provisions predominately reflect certain state income taxes relating to our subsidiaries, Inverness Medical, Inc. (IMI) and Can-Am Care Corporation (Can-Am), as well as capital gains taxes in Ireland relating to the business disposition of Cambridge Diagnostics. In 1999, we also recognized a $300,000 benefit related to the establishment of a state deferred tax asset. See the discussion of Income Taxes under "Liquidity and Capital Resources" below.

    NET LOSS. Net loss for 1999 was approximately $9.1 million or $0.66 per common share as compared to $18.8 million or $1.55 per common share for 1998. The net loss in 1999 and 1998 includes non-recurring, non-cash charges and income as described above. Excluding the non-recurring, non-cash charges and income results in a net loss of $8.4 million or $0.62 per common share in 1999 as compared to $10.9 million or $0.91 per common share in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997


    NET REVENUES. Net revenues in 1998 increased $65.7 million or 126% to $118.0 million from $52.3 million in 1997. The primary reason for the increase in revenues was the addition of Can-Am acquired in February 1998 and the sales of the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- system, which we primarily started shipping in 1998. Net sales from our diabetes management segment were $57.2 million in 1998, an increase of $56.8 million as compared to net sales of $434,000 in 1997. The diabetes management net product sales accounted for 48% of our net revenues in 1998 compared to just 1% of the net revenues in 1997. Net sales from our women's health segment were $40.5 million in 1998, an increase of $8.6 million or 27% as compared to $31.8 million in 1997. Although the net sales of women's health products increased from 1997, they accounted for a smaller percentage of our net revenues due to the introduction of the diabetes management products. The women's health product sales accounted for 34% of our total net revenues in 1998 compared to 61% of the total net revenues in 1997. The increase in the net sales in the women's health segment is attributed primarily to three factors. First, in 1998, we experienced the effect of a full year's net sales of our nutritional supplements compared with 10 1/2 months of sales from the acquisition of this product line in February, 1997. Secondly, we introduced SoyCare-TM-, a new line of nutritional supplements for menopause and bone health, in July 1998. The third factor in the increased net sales of the women's health segment was an increase in sales of private label pregnancy and ovulation tests. Other revenues were derived from the net sales of clinical diagnostics products and the recognition of deferred revenue. Net sales of the clinical diagnostic products for 1998 were $15.9 million, a decrease of $2.2 million or 13% from net sales of $18.1 million in 1997. The decrease in diagnostic product sales was partly due to our sale of the diagnostics business of Cambridge Diagnostics in September 1998 in addition to a general decline in the sales of the clinical diagnostics products. Grant and other revenue amounted to $3.9 million in 1998, an increase of $2.5 million or 187% from grant and other revenue of $1.4 million in 1997. In 1998, we recognized $2.7 million of revenue related to a $7.0 million success fee received from LifeScan in October 1996. Approximately $1.2 million of the revenues for 1998 were attributable to the amortization of deferred revenue associated with certain development and capital grants relating to the Inverness facility. In 1997, there was $1.1 million revenue recognized in connection with the grants, most of which related to the Inverness facility.

    GROSS PROFIT. Gross profit for 1998 increased $14.9 million or 57% to $40.9 million from $26.0 million in 1997. The increase in gross profit was primarily attributable to the sales of ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark- and the inclusion of the products sold by Can-Am which we acquired in February 1998. Gross profit as a percentage of net revenues decreased to 35% in 1998 from 50% in 1997. The decrease in the gross profit as a percentage of net revenues is attributed to the sale of meters for the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- system, which are sold at cost. Gross profit on net sales of the diabetes management segment was $7.8 million or 14% of the net sales of the diabetes management segment for 1998. Gross profit on the women's health segment was $20.2 million or 50% of the net sales of women's health products in 1998 compared to $15.9 million or 50% of the net sales of women's health products in 1997. The $4.3 million increase was primarily due to increases in the sales of the nutritional supplements, including sales of SoyCare-TM-, a new product introduced in 1998. Gross profit from net sales of clinical diagnostics and other products, and the recognition of deferred revenue was $12.8 million in 1998 compared to $10.4 million in 1997. The increase was primarily attributable to the revenue recognized on the aforementioned LifeScan success fee.



    RESEARCH AND DEVELOPMENT EXPENSE. Research and development expense for 1998 decreased $8.2 million or 53% to $7.4 million from $15.6 million in 1997. The decrease was primarily due to the transition in December 1997 of the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- system from research and development into production.


    CHARGE FOR IN-PROCESS RESEARCH AND DEVELOPMENT. A portion of the purchase price of our acquisition of Orgenics was allocated to in-process research and development projects that did not achieve technological feasibility and did not have future alternative uses. The total charge for in-process research and development was $7.7 million of which $3.3 million was expensed in 1997. There were no charges for in-process research and development in 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense increased $10.5 million or 41% to $36.3 million from $25.8 million in 1997. The increase was primarily attributable to the acquisition of Can-Am and marketing efforts and the hiring of additional staff to support the sales of the women's health products, especially SoyCare-TM-. Additionally, legal expenses were higher in 1998 due to litigation. Selling, general and administrative expense as a percentage of net revenues decreased in 1998 from 1997. Selling, general and administrative expense was 31% of net revenues for 1998 compared to 49% for 1997.

    NET CHARGE ON BUSINESS DISPOSITION, ASSET IMPAIRMENT AND RESTRUCTURING ACTIVITIES. On September 30, 1998, we sold the clinical diagnostics business of our subsidiary, Cambridge Diagnostics, to Trinity for consideration of 555,731 shares of our Common Stock, which was then owned by Trinity, $230,000 in cash and other consideration valued at approximately $43,000. We recorded a gain of approximately $1.2 million as a result of the sale of the assets. In the fourth quarter of 1998, we recorded impairment charges totaling $7.8 million reflecting the change in the fair value of certain assets that were no longer expected to contribute to our profitability. In 1998, we also recorded a $810,000 restructuring charge related to the discontinuance of development and manufacture of diabetes management products at Cambridge Diagnostics.

    INTEREST EXPENSE. Interest expense increased $4.1 million to $9.6 million in 1998 from $5.5 million in 1997. In 1998, we recognized $1.8 million of non-cash interest expense for the amortization of the original issue discount on convertible notes and warrants. In 1997, we recognized $498,000 of non-cash interest expense for the amortization of the original issue discount on convertible notes and warrants. The increase in interest expense was due to new financing activities in 1998 and also due to a full year of interest expense on the Subordinated Revenue Royalty Notes issued in mid-1997.

    INTEREST AND OTHER (EXPENSE) INCOME, NET. Interest income decreased by $383,000 to $585,000 in 1998 from $968,000 in 1997, primarily due to the decrease in cash balances. We also recognized

$1.5 million of non-cash income related to 155,724 shares of our Common Stock received into treasury in connection with the settlement agreement dated
March 6, 1998 by and among us, Trinity, Flambelle Limited and Eastcourt Limited. We recognized a $237,000 gain in 1998 related to our 29.9% equity in the net profit of Enviromed plc compared to a $327,000 loss recognized in 1997. We incurred an unrealized loss of $717,000 in 1997 on the translation of intercompany receivables. Fluctuations in foreign currency did not significantly impact revenue performance measured in U.S. dollars for 1998. Substantially all sales are paid in the functional currency of the selling entity.

    DIVIDENDS AND MINORITY INTEREST. For 1998, our subsidiary, Inverness, accrued $146,000 representing a 6% dividend payable on its outstanding cumulative redeemable preference shares, as compared to $114,000 for 1997. In October 1998, an additional 1,000,000 shares of 6% cumulative redeemable preference stock of Inverness were issued to INLEC for approximately
$1.7 million. Minority interest in certain of our subsidiaries was $100,000 in 1998 and $181,000 in 1997.

    EXTRAORDINARY LOSS. In 1997, we incurred a non-cash charge of $579,000 for the extinguishment of debt related to the Cambridge Diagnostics Notes and EN PLC Notes, which were exchanged for convertible notes.

    INCOME TAXES. In 1998, we recorded provisions of $544,000 for income taxes compared to $196,000 for 1997. The 1998 provision reflects certain state income taxes relating to IMI and Can-Am, as well as capital gains taxes in Ireland relating to the business disposition of Cambridge Diagnostics. Substantially all of the 1997 provision relates to state income taxes.

    NET LOSS. Net loss for 1998 was approximately $18.8 million or $1.55 per common share as compared to $24.7 million or $3.36 per common share in 1997. The net loss in 1998 and 1997 includes non-recurring, non-cash charges and income as described above. Excluding the non-cash charges and income results in a net loss of $10.9 million or $0.91 per common share in 1998 as compared to $20.0 million or $2.50 per common share for 1997. These losses reflect continued spending on research and development, expansion of our sales and marketing efforts, the hiring of additional staff to support our operations and significant interest expense on our debts.

    QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly consolidated operating results for each of our last six quarters. We have prepared this information on a basis consistent with our audited consolidated financial statements and included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with our consolidated financial statements and notes included elsewhere in this prospectus.

                                                                            THREE MONTHS ENDED
                                        ------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA):    1999        1999         1999            1999         2000        2000         2000
--------------------------------------  ---------   --------   -------------   ------------   ---------   --------   -------------
Net revenues...................          $29,198    $27,303       $33,146        $36,226       $37,697    $40,607       $43,014
Cost of sales..................           20,069     19,084        21,804         22,288        21,901     23,534        25,160
                                         -------    -------       -------        -------       -------    -------       -------
Gross profit...................            9,129      8,219        11,342         13,938        15,796     17,073        17,854
                                         -------    -------       -------        -------       -------    -------       -------
Operating expenses:
  Research and development.....            1,225      1,358         1,774          2,550         3,168      3,020         3,291
  Selling, general, and
    administrative.............            9,286      8,163         9,390          8,551         9,121      9,907         9,882
  Other expenses...............               --         --            --             --            --         --            --
  Total operating expenses.....           10,511      9,521        11,164         11,101        12,289     12,927        13,173
                                         -------    -------       -------        -------       -------    -------       -------
    Operating (loss) income....           (1,382)    (1,302)          178          2,837         3,507      4,146         4,681
                                         -------    -------       -------        -------       -------    -------       -------
Interest expense, including
  amortization of original issue
  discount.....................           (1,800)    (1,901)       (1,997)        (2,090)       (2,150)    (2,119)       (1,462)
Interest and other (expense) income,
  net..........................             (134)       (59)           57           (700)           69      2,132            55
    (Loss) income before dividends and
      accretion on mandatorily
      redeemable preferred stock of a
      subsidiary...............           (3,316)    (3,262)       (1,762)            47         1,426      4,159         3,274
Dividends and accretion on mandatorily
  redeemable preferred stock of
  subsidiary...................              (56)       (56)          (57)           (58)          (55)      (280)          (48)
    (Loss) income before extraordinary
      loss and income taxes....           (3,372)    (3,318)       (1,819)           (11)        1,371      3,879         3,226
Extraordinary loss on modification and
  early extinguishment of debt...           (306)        --            --             --            --       (800)           --
    (Loss) income before income
      taxes....................           (3,678)    (3,318)       (1,819)           (11)        1,371      3,079         3,226
Provision (benefit) for income
  taxes........................              245         89            15           (102)          136        152           147
    Net (loss) income..........          $(3,923)   $(3,407)      $(1,834)       $   (91)      $ 1,235    $ 2,927       $ 3,079
                                         =======    =======       =======        =======       =======    =======       =======
Net (loss) income per common and
  potential common share:(1)
    Basic......................          $ (0.32)   $ (0.22)      $ (0.01)       $ (0.03)      $  0.05    $  0.12       $  0.12
                                         =======    =======       =======        =======       =======    =======       =======
    Diluted....................          $ (0.32)   $ (0.22)      $ (0.01)       $ (0.03)      $  0.04    $  0.11       $  0.11
                                         =======    =======       =======        =======       =======    =======       =======


------------------------------


(1) Computed as described in our historical financial statements and related notes incorporated by reference into this prospectus.


    Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations.

LIQUIDITY AND CAPITAL RESOURCES


    We have historically funded our business through operating cash flows, proceeds from borrowings and the issuance of equity securities. During the first nine months of 2000, we generated cash of $9.6 million from our operating activities due primarily to net income of $11.4 million, adjusted for noncash items. During the first nine months of 2000, we used cash of $1.8 million for our investing activities, consisting of $5.1 million used primarily at Inverness to purchase property and equipment offset by cash received of $3.3 million from the sale of our investment in Theratase plc. During the first nine months of 2000, we used cash of $6.1 million for financing activities, including our principal repayments on loans from Chase Manhattan Bank and LifeScan and net proceeds paid for the refinancing of subordinated notes, which were partially offset by a $542,000 capital grant received by us and $2.4 million in proceeds received from the issuance of common stock. Working capital deficit was $(16.5) million at September 30, 2000 compared to $(8.7) million at December 31, 1999.



    In February 1998, we acquired Can-Am, a leading supplier of diabetes care products, for a combination of cash, notes and shares of common stock. At the time, we entered into a $42 million credit agreement with Chase Manhattan Bank to fund the cash portion of the purchase price and to repay outstanding indebtedness under a prior credit facility. The Chase credit agreement consists of a $37 million term loan and a $5 million revolving line of credit. Borrowings under the Chase credit agreement are secured by the capital stock of one of our subsidiaries, our assets and the assets of our subsidiaries. Our subsidiary is required to make quarterly principal payments on the term portion of the loan ranging from $1.2 million to $1.8 million through December 31, 2003. Our subsidiary must also make mandatory prepayments on the term loan if it meets certain cash flow thresholds, sells assets outside of the ordinary course of business, issues or sells indebtedness or issues stock. During the first nine months of 2000, our subsidiary has made quarterly interest payments and a mandatory prepayment totaling $5.5 million. At September 30, 2000, the unused balance of the revolving line of credit was approximately $2.1 million.


    On January 8, 1999, we sold in a private placement 57,842 shares of Series C convertible preferred stock, 3,030 shares of Series D convertible preferred stock and 13,169 shares of Series E convertible preferred stock to investors at an aggregate purchases price of $7.4 million. Of the gross proceeds, we received approximately $4.9 million in advance during December 1998.


    We entered into amendments of our agreements with LifeScan in June 1999. Under the amended agreements, we develop and supply to LifeScan additional products for monitoring blood glucose in humans. Upon the execution of the amended agreements, LifeScan provided us with an initial loan of L6,250,000 (approximately $9,900,000) to fund the increased costs related to the anticipated production levels. LifeScan has also committed to make additional loans of up to L8,125,000 (approximately $12,000,000) to us upon the accomplishment of certain milestones relating to new products we are to develop for LifeScan. Through September 30, 2000, we have received L2,031,250 (approximately $2,900,000) in additional loans from LifeScan. Interest on the initial and additional loans accrues at 11% and is payable quarterly. The aggregate principal amount of the initial and additional loans is to be repaid by deducting L0.0125 (approximately $0.02) from the invoice price of each strip we sell to LifeScan commencing on the date of the initial loan. On
September 30, 2000, the balance of the outstanding initial LifeScan loan and additional LifeScan loans was approximately $6.6 million.


    During June, July and August 2000, we sold units having an aggregate purchase price of $19.3 million for the purpose of retiring certain outstanding subordinated promissory notes and subordinated revenue royalty notes that were issued in 1997 and 1998. Each unit consists of (i) $25,000 in principal amount of a new subordinated promissory note and (ii) a warrant to acquire 123 shares of our common stock. The new subordinated promissory notes were sold in accordance with the maturity dates and prepayment dates of the notes being retired. In the aggregate, we issued warrants to purchase 119,350 shares of our common stock with exercise prices ranging from $7.94 to $15.38, calculated based upon the average closing prices of our common stock for the ten days prior to each closing. The new subordinated promissory notes are due on the first anniversary of their date of issuance and the warrants may be exercised at any time on or prior to the tenth anniversary of their date of issuance.

    As of December 31, 1999, we had approximately $16.4 million and $48.1 million of domestic and foreign net operating loss carryforwards, respectively, and approximately $99,000 of research and development tax credit carryforwards, which expire at various dates through 2019. These losses and tax credits are available to reduce federal taxable income and federal income taxes, respectively, in future years, if any. These losses and tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. We have recorded a valuation allowance against substantially all of the deferred tax asset to reflect uncertainties that might affect the realization of the deferred tax asset.

    Based upon our operating plans, we believe that our existing capital resources will be adequate to fund our operations and scheduled debt obligations for at least the next 12 months. We believe that we will be able to fund our research and development activities related to products being designed and developed for LifeScan out of existing funds and anticipated funding pursuant to the Amended Agreements with LifeScan. Absent the proceeds from this offering, if we were to encounter delays in achieving the milestones necessary for receiving the funding from LifeScan, we would need to seek alternative financing arrangements or delay the project spending. In addition, we may expand our research and development of new technologies (beyond the aforementioned activities related to LifeScan) and may pursue the acquisition of new products and technologies, whether through licensing arrangements, business acquisitions, or otherwise. No assurance can be given that additional capital will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders will result. If adequate funds are not available, we may not be able to pursue desirable research and development programs unless we obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or products which we would otherwise pursue on our own.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 138), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities, SFAS No. 133 has subsequently been amended by SFAS No. 137, issued in June 1999, which delays the effective date for implementation of SFAS No. 133 until fiscal quarters of fiscal years beginning after June 15, 2000. Management does not anticipate that the adoption of SFAS No. 133 will have material effect on our consolidated financial statements because we do not presently utilize derivative investments or engage in hedging activities.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are required to adopt SAB 101 in the fourth quarter of 2000. Management does not expect the adoption of SAB 101 to have material effect on our financial condition or results of operations.

    In March 2000, the FASB issued FASB Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000 but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The application of FIN 44 has not had a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

    The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

    INTEREST RATE RISK


    We are exposed to market risks from changes in interest rates primarily through our investing and borrowing activities. In addition, our ability to finance future acquisition transactions may be impacted if we are not able to obtain appropriate financing at acceptable rates. Our investing strategy, to manage interest rate exposure, is to invest in short-term, highly liquid investments. Currently, our short-term investments are in money market funds with original maturities of 90 days or less. At September 30, 2000, the fair value of our short-term investments approximated market value. In
February 1998, our subsidiary, IMI, entered into a $42 million credit agreement with Chase. The Chase credit agreement consists of a $37 million term loan and a $5 million revolving line of credit. The term loan and revolving line of credit allow IMI to borrow funds at varying rates, including options to borrow at an alternate base rate plus a spread from 0.50% to 2.00% or the LIBOR rate plus a spread from 2.00% to 3.50%. The spreads depend on IMI's ratio of senior funded debt to EBITDA. IMI entered into an interest rate swap agreement with an effective date of March 31, 1998. This agreement protects approximately 50% of IMI's term loan against LIBOR interest rates rising over 7.5%. This agreement is effective through March 30, 2001. If the LIBOR rate increases one percentage point, as compared to the rate at September 30, 2000, we estimate an increase in our interest expense of approximately $148,000 in the next twelve months. If the LIBOR rate increases two percentage points, as compared to the rate at September 30, 2000, we estimate an increase in our interest expense of approximately $249,000 in the next twelve months.


    FOREIGN CURRENCY RISK


    We face exposure to movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on our business, financial condition and results of operation. For the nine months ended September 30, 2000, the net impact of foreign currency changes was a gain of $516,000. We do not use derivative financial instruments or other financial instruments to hedge economic exposures or for trading. Historically, our primary exposures have been related to the operations of our European subsidiaries. However, the sales of FastTAKE, our lead diabetes management product, are denominated in the currency in which the manufacturing costs are incurred. The loans received from LifeScan in June 1999 and September 2000 are denominated in British Pounds Sterling and therefore we are exposed to fluctuations between the British Pound and U.S. Dollar. The Euro was introduced as a common currency for members of the European Monetary Union in 1999. We believe that in the near term the Euro will have minimal impact on foreign exposure. We intend to hedge against fluctuations in the Euro if this exposure becomes material. At September 30, 2000, our assets related to non-dollar-denominated currencies amounted to approximately $36.1 million.

                                    BUSINESS

OVERVIEW


    We develop, manufacture and market innovative products focused primarily on diabetes self-management. Our principal products are advanced electrochemical blood glucose monitoring systems that are used by people with diabetes to determine their glucose levels in order to manage their disease. Our systems are accurate, small, fast and easy to use. They utilize our proprietary biosensor test strips, which quickly draw blood into the strip, require only a small sample and provide users with the option of sampling from the forearm, thus avoiding the need for finger sticking. We believe that the increased convenience and comfort offered by our systems will encourage more frequent blood glucose testing, an essential element of effective diabetes self-management. Our systems focus on the more than $3 billion worldwide blood glucose monitoring market. We introduced our first generation electrochemical system in early 1998 and have shipped over 1.3 million meters. Meter shipments for this system more than doubled in the nine months ended September 30, 2000 as compared to the same period in 1999. We believe that meter placements form the base for future sales of our electrochemical test strips, thus providing us with a source of recurring revenue. Our net sales of diabetes products were $80.0 million during the first three quarters of 2000, an increase of approximately 64% from the first three quarters of 1999.


    We recently received FDA clearance for our second generation electrochemical system, which we expect to begin shipping in the fourth quarter of 2000. This system utilizes our latest proprietary test strip with a reduced blood sample requirement of just one microliter, and features the fastest test time of any commercially available system at five seconds, providing enhanced convenience and comfort. We use our diabetes expertise to design and manufacture low cost alternative test strips for use in leading brand glucose meters made by other manufacturers. We also market a full family of ancillary diabetes supplies such as syringes, lancets, glucose tablets, and specialty skin creams. In addition to our diabetes products, we sell women's health products, including home pregnancy detection tests, ovulation prediction tests and a line of nutritional supplements.


    We seek to maximize market penetration of our products through strategic partnerships and through our wholesale and retail distribution networks. We have a global distribution agreement with LifeScan, a subsidiary of Johnson & Johnson, under which we develop and manufacture, and LifeScan markets, our electrochemical blood glucose monitoring systems. Our first and second generation electrochemical systems are being marketed by LifeScan as the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra. LifeScan is a leader in the worldwide blood glucose monitoring market. LifeScan leads the North American blood glucose monitoring market with a 38% market share. We believe that currently, approximately 85% of LifeScan's strip sales are based on photometric technology and 15% are electrochemical. By contrast, electrochemical systems now account for 60% of the total world market for blood glucose monitoring systems, rising from 33% five years ago. LifeScan has recently announced a shift in its marketing focus to electrochemical blood glucose monitors from its historical marketing efforts focused on photometric monitors. ONE
TOUCH-Registered Trademark- FastTAKE-Registered Trademark- electrochemical test strips, which we supply to LifeScan, accounted for 5% of the strips sold in drugstores throughout the United States during the six months ended June 2000. Accordingly, we believe that our systems, which are the only electrochemical systems offered by LifeScan, are well positioned to capture an increasing market share. In addition, our agreement with LifeScan contemplates that we will develop and manufacture, and LifeScan will market, additional electrochemical blood glucose monitoring systems.


    Our objective is to become the leading provider of innovative products that provide a fully integrated and comprehensive approach to the self-management of diabetes. Consistent with this objective, we continue to focus on the development of pain-free, non-disruptive, continuous blood glucose monitoring systems and other complementary diabetes self-management products. For example, we signed a definitive agreement, in October 2000, to purchase Integ Incorporated, a company with proprietary interstitial fluid sampling technology. We believe that this acquisition will supplement and accelerate our existing efforts to develop glucose monitoring systems that do not require blood samples. More recently, we entered into a development and license agreement with Debiotech, S.A. pursuant to which Debiotech will develop an externally-worn insulin pump using its patented Micro Electro-Mechanical Systems technology.

INDUSTRY OVERVIEW

    OVERVIEW OF DIABETES

    Diabetes is a chronic, life-threatening disease, for which there is no known cure. Diabetes is not a single disease, but a cluster of disorders that share certain common features, the most characteristic of which is elevated blood sugar levels. Under normal conditions, the body responds to an increase in blood glucose by releasing the hormone insulin. Insulin stimulates the storage and metabolism of glucose, helping to return glucose levels toward normal. The two most common forms of the disease are referred to simply as Type 1 and Type 2 diabetes.

    Type 1 diabetes is an auto-immune disease in which the body does not produce insulin. As a result, individuals with Type 1 diabetes require daily injections of insulin to survive. Type 1 diabetes usually begins in childhood or early adulthood, and thus was formerly called juvenile-onset diabetes, but recent research has shown that it can occur at any age. Over 13,000 new cases of Type 1 diabetes are diagnosed each year in the U.S. in children and young adults under age 20. Type 1 accounts for 5% to 10% of diabetes worldwide.

    Type 2 diabetes is a metabolic disorder resulting from the body's inability to make enough insulin or properly use insulin. Type 2 accounts for 90% to 95% of diabetes, and is increasing at an alarming rate worldwide, approaching epidemic proportions. This form of the disease is due in part to increasing longevity, increasing obesity, a more sedentary lifestyle, and increased levels of diagnosis. The form of the disease was thought to begin after the age of 40 and was formerly called adult-onset diabetes, but is now increasingly common even in childhood, especially in minority populations.

    There are also many other forms of diabetes. Gestational diabetes mellitus occurs in 2% to 5% of pregnant women, mainly as a result of resistance to the action of insulin created by the hormones produced during pregnancy. Up to 50% of these women will develop Type 2 diabetes later in life. In addition, diabetes can develop as part of the pattern created by other hormonal diseases, specific genetic defects, or as a secondary effect of various stresses, including infection, surgery, or drugs.

    All of these different types of diabetes can produce similar dire consequences including blindness, kidney failure, changes in the ability of the nerves to function normally, heart attacks, strokes, peripheral vascular insufficiency, and even periodontal disease and tooth loss.

    In the United States, diabetes currently affects between 6% and 7% of the population or about 16 million people, and the annual cost of treatment is $44 billion. Of those affected, one-third do not even know they have the disease. The number of individuals diagnosed with diabetes continues to grow by nearly 800,000 persons per year in the United States and will reach 23 million in just 10 years. According to the Centers for Disease Control, the percentage of the population found to have diabetes jumped 33% nationally to 6.5% between 1990 and 1998. This percentage increased 70% amongst people in their 30's.

    IMPORTANCE OF GLUCOSE MONITORING

    Every person's glucose level varies during the course of a day depending upon factors such as diet, insulin availability, exercise, stress and illness. Normal blood glucose levels fluctuate between 80 and 120 milligrams per deciliter, or mg/dL. For people with diabetes, these levels can fluctuate dramatically from less than 20 mg/dL to more than 1,000 mg/dL. To successfully manage glucose levels within the normal range, a person with diabetes must first measure his or her glucose level and then manage this level by adjusting insulin intake, oral medication, diet and exercise.

    Today, the availability of compact, easy-to-use monitoring systems that provide fast and accurate blood glucose measurements give people with diabetes a tool to manage the disease more effectively, improve their quality of life, and minimize the risk of long-term complications. The blood glucose monitoring market, consisting of both glucose meters and test strips, is estimated to be more than $3 billion worldwide and is expected to grow to more than $5 billion by 2005.

    The landmark multi-year study, Diabetes Control and Complications Trial, or DCCT, sponsored by the National Institutes of Health showed that the onset or progression of eye, kidney and nerve disease in people with Type 1 diabetes can be slowed by intensive therapy to maintain blood glucose levels as close to normal as possible. Studies in the United Kingdom and Japan found similar results in people with Type 2 diabetes. These studies indicate that control of blood glucose is the first step towards reducing diabetes-related complications. The American Diabetes Association, or the ADA, recommends that people with diabetes test their blood glucose as frequently as four times per day.

    LIMITATIONS OF EXISTING GLUCOSE MONITORING PRODUCTS

    Despite the proven benefits of frequent monitoring and intensive management of glucose levels, a significant number of people with diabetes fail to test at the recommended frequency, or at all. The ADA estimates that people with diabetes test, on average, slightly more than once per day, compared to the recommended four tests per day. We believe this under-testing is due to the limitations of existing products including:

    - DISRUPTION OF LIFESTYLE. The process of measuring glucose levels causes significant disruption to the daily lifestyle of people with diabetes. To obtain a sample, users are generally required to stick one of their fingertips with a lancing device, which typically consists of a spring-loaded needle that penetrates a measured distance into the finger. Users must then draw a sample of blood from the finger, which often requires squeezing of the fingertips and may require another finger stick if a sufficient volume of blood is not obtained the first time. After drawing a blood sample, users generally are required to apply the blood sample on a disposable test strip. Blood glucose meters typically take between 20 and 40 seconds to display the test result. In addition, the need to obtain a large sample of blood from the user's fingertips is inconvenient and causes discomfort. The length of time required to conduct the test and the complexity of existing glucose systems discourage users from frequent testing resulting in poor compliance.

    - PERCEIVED PAIN AND SORE FINGERTIPS. Although fingertips provide a good site to obtain a blood sample, they also contain many specialized sensory nerve endings that experience pain from both the lancing and the manipulation of the finger. Most of the blood glucose meters require users to draw a sample size of between 2 and 10 microliters to accurately measure blood glucose levels. The larger the blood sample required, the more likely a user will require wider or deeper lancing in order to successfully draw the sample, leading to more contact with sensitive nerve endings and resulting in increased pain. Drawing a large enough sample of blood may require squeezing the fingertips and cause incremental discomfort. The level of pain and discomfort is compounded by the fact that fingertips offer limited surface area, and therefore, tests are often conducted in areas that are sore from repeated daily tests. Users may also suffer pain or discomfort after the test is complete when the wound caused by the lancing device is touched or disturbed during normal daily activities. Additionally, many frequent testers develop calluses on their fingertips that cause a loss of sensation, are unattractive and make subsequent testing more difficult.

    We believe that blood glucose monitoring systems that provide increased convenience and comfort will lead to significant growth in the frequency of daily testing and will capture an increased share of the growing blood glucose monitoring market.

    OTHER SELF-TEST MARKETS

    The market for women's health self-test products is comprised mostly of home pregnancy detection tests, which represent 90% of the market, and ovulation prediction tests, which represent 10% of the market.

    There are numerous pregnancy self-tests on the market, which are typically urine-based tests and provide results in less than five minutes. Pregnancy self-tests are sensitive enough to indicate pregnancy within one or two days of a missed menstrual period. Determinations of fertility are generally made using ovulation prediction tests, most notably those based on the luteinizing hormone. Approximately 15% of couples in the United States experience fertility problems. We believe that increased awareness of the incidence of infertility, as well as a desire on the part of couples to plan conception with more certainty, has led to increasing demand for ovulation prediction tests. Ovulation prediction urine-based tests are generally easy to use and are becoming widely accepted by professional fertility care providers and the general public.

OUR STRATEGY

    Our objective is to be the leading provider of innovative diabetes self-management products that provide a fully-integrated and comprehensive approach to self-management of diabetes. The key elements of our strategy for achieving this goal are to:

    CONTINUE TO DEVELOP SUPERIOR BLOOD GLUCOSE MONITORING PRODUCTS. We will continue to focus our research and development efforts to expand our expertise in diabetes management. These efforts enable us to improve upon our existing monitoring systems which will result in increased convenience and comfort. Since early 1998, we have introduced two generations of electrochemical systems that are accurate, small, fast and easy to use. Both of these systems utilize our proprietary test strips that provide users with the option of alternate site, off-finger testing. We plan to continue to introduce new products as we strive to achieve our goal of introducing pain-free, non-disruptive, continuous glucose monitoring systems.


    MAXIMIZE MARKET PENETRATION OF OUR PRODUCTS THROUGH STRATEGIC PARTNERSHIPS AND THROUGH OUR WHOLESALE AND RETAIL DISTRIBUTION NETWORKS. We intend to build upon our worldwide distribution relationship with LifeScan, in order to increase our existing 5% share of the United States blood glucose test strip market, and to gain significant market share in other countries. LifeScan presently has 38% of the blood glucose test strip market in North America. Currently, 85% of the test strips sold by LifeScan are photometric based and 15% are electrochemical. Recently, LifeScan announced a shift in its marketing focus to electrochemical blood glucose monitors from its historical marketing efforts based on photometric monitors. We are currently the sole supplier of electrochemical systems to LifeScan. We believe that the combination of our superior systems and LifeScan's well-established "ONE TOUCH-Registered Trademark-" brand name, promoted and sold by its 1,000 person global sales force, combined with its worldwide distribution capabilities, provides a significant opportunity to increase our market penetration. In addition, we market our low-cost alternative blood glucose test strips for use in leading brand meters made by other manufacturers through other strategic relationships with companies such as Menarini Industrie Farmaceutical Riunite S.R.L. of Florence, Italy, B. Braun Melsungen AG of Germany and Azupharma GmbH & Co., a unit of Novartis. Our other products are sold primarily through our own wholesale and retail distribution networks.

    DEVELOP OR ACQUIRE A COMPREHENSIVE AND INTEGRATED ARRAY OF PRODUCTS FOR DIABETES SELF-MANAGEMENT. We believe that we are well positioned to draw on our industry knowledge, technical capabilities and market position to develop additional innovative tools that people with diabetes can use to more effectively manage their disease. We recently agreed to acquire Integ, which has developed a proprietary sampling technology to extract interstitial fluid from the top layers of the skin. In addition, we recently entered into a development and license agreement with Debiotech, S.A. pursuant to which Debiotech will develop an externally-worn insulin pump using Debiotech's patented Micro Electro-Mechanical Systems technology. Through these and other selected acquisitions and strategic partnerships, as well as our own ongoing research and development efforts, we intend to develop and introduce products which will offer people with diabetes and their health care professionals a comprehensive and integrated approach to management of the disease and generate recurring revenues for us.


    CONTINUE TO MANUFACTURE HIGH-QUALITY PRODUCTS IN MASS VOLUMES AT LOW
COST. One of the most significant contributors to our growth has been and will continue to be the build-up of manufacturing capacity for our proprietary electrochemical blood glucose test strips. We have fully internalized this aspect of our business by establishing and growing our high-quality, low-cost and large-volume strip manufacturing capabilities at our Inverness, Scotland facility. Currently, we have identified, and will continue to seek, those portions of our operations that are outside of this core competency and will continue to outsource those portions when appropriate.


OUR PRODUCTS

    Our products consist of self-diagnostic tests which target diabetes management and women's health, as well as nutritional supplements which are targeted primarily to women.

    DIABETES MANAGEMENT PRODUCTS


    We develop, manufacture and market electrochemical blood glucose monitoring systems, which include meters and associated test strips. The following chart compares some of the characteristics of our first generation system, the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark-, relative to other widely available electrochemical blood glucose monitoring systems being sold today:


COMPANY                                      LIFESCAN, INC.                 ROCHE DIAGNOSTICS
                                                  ONE
                                      TOUCH-Registered Trademark-    Accu-Check-Registered Trademark-
       CHARACTERISTIC/SYSTEM         FastTAKE-Registered Trademark-  Advantage-Registered Trademark-
Alternate site testing                            Yes                               No
  (off-finger)
Sample size                                       1.5                4 (Comfort
  (microliters)                                                      Curve-TM- Strip)
                                                                     9
                                                                     (Advantage-Registered Trademark-
                                                                       Strip)
Test time (seconds)                                15                               40

COMPANY                                      BAYER DIAGNOSTICS                 BAYER DIAGNOSTICS
                                     Glucometer-Registered Trademark-
                                     Elite-Registered Trademark-/Elite  Glucometer-Registered Trademark-
       CHARACTERISTIC/SYSTEM             XL-Registered Trademark-          DEX-Registered Trademark-
Alternate site testing                              No                                 No
  (off-finger)
Sample size                                         2/2                               3-4
  (microliters)
Test time (seconds)                                30/30                               30

COMPANY                                       MEDISENSE
                                              Precision
       CHARACTERISTIC/SYSTEM         Q.I.D.-Registered Trademark-
Alternate site testing                            No
  (off-finger)
Sample size                                      3.5
  (microliters)
Test time (seconds)                               20



    Our recently introduced second generation system, marketed by LifeScan as the ONE TOUCH-Registered Trademark- Ultra, improves upon some of ONE TOUCH-Registered Trademark- FastTAKE-REGISTERED TRADEMARK-'S industry leading characteristics by offering even smaller sample sizes (one microliter) and quicker test results (five seconds). In addition, ONE
TOUCH-Registered Trademark- Ultra, like ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark-, provides alternate site, off-finger testing.



    Both the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra systems consist of an electrochemical meter, with a large, easy to read visual display, and associated biosensor test strips. To operate these systems, the strip is inserted into the meter, which automatically activates in a standby mode. The user then applies a small blood sample to the end of the test strip, which automatically initiates the test and displays results. Both systems feature internal memory and data downloading capabilities to provide people with diabetes information to more effectively manage their disease, either individually or with their health care professionals. The ONE
TOUCH-Registered Trademark- FastTAKE-Registered Trademark- system has accounted for the majority of our recent growth, and we expect the ONE
TOUCH-Registered Trademark- Ultra system will further enhance this growth.


    We also produce and sell low-cost alternative blood glucose test strips for use in other leading brand meters, such as our Excel-Registered Trademark- G strips for use in the Bayer Glucometer-Registered Trademark-
Elite-Registered Trademark-. We distribute these low-cost alternative strips in the United States and Europe. In addition, we distribute a comprehensive line of ancillary diabetes care products, including lancets, glucose tablets, syringes and specialty skin creams in the United States. Many of these products are sold under store brand labels of retail drug store chains and mass merchandisers.

    WOMEN'S HEALTH PRODUCTS

    We market a variety of women's health products including pregnancy detection and ovulation prediction tests, as well as nutritional supplement products, most of which are marketed primarily to women.

    Our pregnancy detection tests enable women to detect pregnancy at home through urine sampling. These tests display visual results in approximately three minutes. Substantially all of our pregnancy detection tests are manufactured at our Galway, Ireland facility and are generally sold over-the-counter by drug store chains and mass merchandisers under their own store brand label, and increasingly we also market these products under our own brand.

    Our ovulation prediction tests, marketed as the Early Ovulation Predictor under our brand name and under various store brand labels of retail drug chains and mass merchandisers, are used by women to test for ovulation in their own home as an aid to family planning and provide 24 to 48 hour notice of when ovulation is likely to occur. Our tests are easy-to-use and provide clinically accurate results in approximately three minutes. Substantially all of our ovulation prediction tests are manufactured at our Galway facility.

    We market a line of nutritional supplements through retail drug store chains and mass merchandisers. Our nutritional supplement product line includes SoyCare-TM-, Stresstabs-Registered Trademark-,
Ferro-Sequels-Registered Trademark- and Posture-Registered Trademark-.

MARKETING AND SALES

    ELECTROCHEMICAL BLOOD GLUCOSE MONITORING SYSTEMS


    All of our electrochemical blood glucose monitoring systems are marketed, sold and distributed by LifeScan under our worldwide distribution agreement. We established our relationship with LifeScan in 1995 and introduced our first generation system in early 1998. LifeScan primarily markets, sells and distributes our systems in North America and Europe and is expanding into additional international markets, including Japan. LifeScan presently maintains a global sales force of approximately 1,000 professionals who are focused entirely on marketing their ONE TOUCH-Registered Trademark- family of blood glucose monitoring systems, including ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra. LifeScan has recently announced that it has shifted the primary focus of its sales and marketing efforts to electrochemical based systems as part of its broader strategy to increase market share. We are currently the sole supplier of such systems to LifeScan.

    LOW COST ALTERNATIVE BLOOD GLUCOSE TEST STRIPS FOR USE IN LEADING BRAND METERS MADE BY OTHER MANUFACTURERS

    We market and sell Excel-Registered Trademark- G, our low-cost alternative test strip, for use in Bayer's Glucometer-Registered Trademark-
Elite-Registered Trademark- in the United States through our own wholesale and retail distribution networks. In Europe, we market Excel-Registered Trademark- G through a strategic partnership with Azupharma, a unit of Novartis. We also utilize other strategic partnerships to market and sell additional alternative test strips in Europe. We believe that these strategic partnerships allow us to leverage the brand name, marketing and distribution strength of our partners in their respective geographic area in order to enhance market penetration. For example, we have a strategic partnership with Menarini under which Menarini markets and sells test strips for use in its own electrochemical meter. We have a similar arrangement with B. Braun which distributes another of our test strips for use in its electrochemical meter.

    OTHER ANCILLARY DIABETES CARE PRODUCTS

    We market and sell our ancillary diabetes care products in the United States, including lancets, glucose tablets, syringes and specialty skin creams. We sell these products under our own brand names, as well as under store brands of retail drug store chains, including CVS, Eckerd Drug, Walgreens and Rite-Aid, and mass merchandisers, including Wal-Mart, Kmart and Target.

    WOMEN'S HEALTH PRODUCTS

    We market and sell our women's health products, including nutritional supplements, under our own brand names, as well as under store brands of retail drug store chains and mass merchandisers.

MANUFACTURING

    Our principal manufacturing facilities are in Inverness, Scotland, where we produce our electrochemical blood glucose test strips, and Galway, Ireland, where we produce our pregnancy detection and ovulation prediction tests. In addition, we utilize contract manufacturers to produce our electrochemical blood glucose monitoring meters, ancillary diabetes care products, nutritional supplements and other women's health products.

    Since we opened our Inverness, Scotland facility in December 1995, we have devoted substantial efforts to developing a technologically advanced production facility that we believe gives us a competitive advantage. Our Inverness facility is an FDA registered establishment which has been configured for highly automated, low-cost production of advanced electrochemical biosensor test strips. Currently consisting of 103,000 square feet, this facility integrates manufacturing closely with our research and development efforts, to allow us to produce mass volumes of test strips to the technical specifications set out by our development teams. Our sophisticated manufacturing systems allow us to automatically produce, cut and pack test strips in vials that consistently meet the quality control standards which regulate our operation. These production efforts permit us to commercialize and deliver innovative technology in a consistent, high-quality and cost-effective manner. Although our existing capacity at Inverness is sufficient to satisfy our contractual obligations, we are currently expanding our production capacity to meet anticipated demand.

    We produce our pregnancy detection and ovulation prediction tests at our Galway, Ireland facility. Our Galway facility is an FDA registered establishment which employs modern production techniques to produce consistent, high-quality components that are assembled on-site and subsequently packaged by a third party in the United States.

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STRATEGIC TRANSACTIONS

    An important part of our business strategy is to enter into strategic alliances and licensing arrangements with third parties, primarily medical product companies, for the development and distribution of certain products. We also pursue a strategy of selective acquisitions of companies, assets and technologies which we believe will enhance our ability to deliver innovative products to the marketplace at low cost.

WORLDWIDE DISTRIBUTION AGREEMENT WITH LIFESCAN


    In 1995, we entered into an exclusive worldwide distribution agreement with LifeScan, a subsidiary of Johnson & Johnson, which was amended in June 1999. Under the terms of the agreements with LifeScan, we develop and manufacture, and LifeScan distributes, our electrochemical blood glucose monitoring system, and any new systems consisting of new meters and electrochemical strips to which we and LifeScan agree. We commenced shipments of ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark- in early 1998. We recently received FDA clearance for our second generation electrochemical system which LifeScan is marketing as the ONE TOUCH-Registered Trademark- Ultra and which we expect to begin shipping in the fourth quarter of 2000. Our distribution agreement is scheduled to remain in effect through December 31, 2010 and may be extended by LifeScan indefinitely if its sales meet certain targets. The agreement also provides that we will be LifeScan's exclusive supplier of the components of our electrochemical systems, subject to certain rights of LifeScan to make or obtain components from others if we fail to meet our supply obligations. The distribution agreement provides for periodic forecasts by LifeScan of its planned purchases.


    The price per test strip varies under the distribution agreement depending on the volumes purchased by LifeScan. The price for certain meters is based upon an agreed to schedule, which is volume and time dependent. The price for the components other than test strips and these meters is our cost, including appropriate allocations of overhead. If our sale of test strips to LifeScan ceases to be profitable, the agreement provides that the price of test strips will be increased to provide us with an amount that gives us a commercially reasonable profit. If LifeScan's purchases of test strips fall below a certain level following calendar year 2001, we may terminate the distribution agreement. The distribution agreement does not otherwise require LifeScan to make any purchases from us.

    As part of our relationship, we are prohibited from selling components of a complete electrochemical system to measure blood glucose, consisting of test strips, instruments and related components. While LifeScan is not restricted from selling other systems, including electrochemical systems, for blood glucose monitoring, if LifeScan either (i) introduces such a system not sourced from us prior to the end of 2001, or (ii) fails to purchase specified minimum annual levels of test strips, we are released from our restriction from selling complete electrochemical glucose measurement systems. If this restriction on us terminates as a result of LifeScan's failure to purchase specified minimum annual volumes of test strips, we will remain prohibited from supplying products to any self-test business which has sales in excess of certain specified amounts. Under certain circumstances, if we fail to supply products in the volumes forecasted and ordered by LifeScan, LifeScan will automatically become entitled to produce the products itself.


    If we make a Section 510(k) Notification with respect to any electrochemical system for the measurement of glucose in humans which does not use test strips or which does not measure an in vitro fluid sample, we are required to provide LifeScan with the opportunity to enter into a distribution agreement with us with respect to the system in accordance with general terms previously agreed to in connection with the existing arrangements.


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
AGREEMENT WITH MENARINI

    In August 1996, we entered into an agreement with Menarini pursuant to which we became a principal supplier of blood glucose test strips for blood glucose meters distributed or to be distributed by Menarini in selected markets in Europe and certain countries in other parts of the world. Under the agreement, Menarini is subject to certain minimum purchases of products from us, and we have agreed not to supply any third party with such products in the selected markets for the term of the agreement. A significant part of the existing business of Menarini is the supply of blood glucose test strips and meters. Shipments under this agreement commenced in the second half of 1997. The blood glucose test strips supplied to Menarini pursuant to this agreement are manufactured at our Inverness, Scotland facility.

PENDING ACQUISITION OF INTEG INCORPORATED

    On October 3, 2000, we entered into a definitive agreement to acquire Integ Incorporated, a publicly traded development stage company. Integ has developed a proprietary sampling technology to extract interstitial fluid from the top layers of the skin. We may be able to use Integ's technology, supplemented by our additional research and development efforts, to develop glucose monitoring systems that do not require blood.

    The purchase price for Integ consists of approximately 1.9 million shares of our common stock in exchange for all of Integ's outstanding common equity and cash to redeem shares of Integ's preferred stock. We will record a significant amount of intangible assets in connection with this acquisition and will incur a significant charge in the quarter in which the acquisition is completed to write off a portion of the purchase price as in-process research and development. We anticipate that the acquisition will close early in the first quarter of 2001. However, our acquisition of Integ is subject to various closing conditions, including approval by Integ's stockholders, and may not be completed by this date, if at all.

DEVELOPMENT AND LICENSE AGREEMENT WITH DEBIOTECH, S.A.

    On October 14, 2000, we entered into a development and license agreement with Debiotech, S.A. pursuant to which Debiotech will seek to develop an externally-worn insulin pump using its patented Micro Electro-Mechanical System technology (MEMS). We have agreed to pay Debiotech a $10 million development and license fee by December 30, 2000 and have received the exclusive right to commercialize products using Debiotech's MEMS technology for the diagnosis, prevention and treatment of diabetes. Under the terms of the agreement, Debiotech is solely responsible for all expenditures necessary to complete the development of the externally-worn insulin pump, and is obligated to assist us in establishing large scale manufacturing of the pump. The development efforts to be undertaken by Debiotech will be significant and we are uncertain when and if a product which can be commercialized by us will emerge from these efforts.

    The agreement also provides that we will pay Debiotech a royalty on future sales of the externally-worn insulin pump that Debiotech has undertaken to develop. We may, however, at any time after making the initial payment to Debiotech, give notice to terminate our rights and obligations under the license, which will then terminate six months after the delivery of the notice. Under the agreement, we have the option to enter into a second agreement with Debiotech to develop an insulin pump to be implanted under the skin. Debiotech must give notice to us that it intends to commence a development program for the implantable insulin pump, and we may then enter into an agreement with Debiotech to develop and license the implantable pump on similar terms as the externally worn pump.

RESEARCH AND DEVELOPMENT

    We are focusing our research and development efforts primarily on the development of our diabetes self-test diagnostic products, including electrochemical blood glucose monitoring systems, alternative low-cost test strips and non-invasive and continuous blood glucose measurement technologies. In addition, we devote a lesser degree of resources to the development of new products and enhanced features for our line of women's health products. Most of our research and development activities are carried out in Inverness, Scotland, Waltham, Massachusetts, Galway, Ireland, and Yavne, Israel. We supplement our internal research and development efforts with third parties' efforts either through co-development or licensing arrangements, or through product or technology acquisitions. In connection with our co-development or licensing activities, we may provide financial development assistance to these parties and may also utilize our own research and development resources to design certain portions of such products.


    Total research and development expenses for the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998 were
$9.5 million, $6.9 million and $7.4 million, respectively. Portions of our research and development expenditures were reimbursed by LifeScan through milestone payments. We expect that we will spend a significant and increasing amount on research and development efforts during the balance of 2000 and in 2001.


PATENTS AND PROPRIETARY TECHNOLOGY; TRADEMARKS

    The medical products industry, including the diagnostic testing industry, places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability to obtain patent protection for our products and manufacturing processes, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties.

    We hold certain patent rights, have certain patent applications pending and expect to seek additional patents in the future. However, we can not assure you as to the success or timeliness in obtaining any such patents or as to the breadth or degree of protection that any such patents will afford us. The patent position of medical products and diagnostic testing firms is often highly uncertain and usually involves complex legal and factual questions. There is a substantial backlog of patents at the United States Patent and Trademark Office. No consistent policy has emerged regarding the breadth of claims covered in medical product patents. Accordingly, we can not assure you that patent applications relating to our products or technology will result in patents being issued; that, if issued, such patents will afford adequate protection to our products; or, if patents are issued to us, that our competitors will not be able to design around such patents. In general, patents in blood glucose monitoring have offered protection in the form of delaying competitors in their efforts to develop and produce competitive systems rather than completely foreclosing a competitor's ability to design, develop and produce a product that is competitive. In that regard, a company's research and development efforts, supplemented by the timing protection afforded by protective patents, are what leads to a competitive advantage.

    We believe our research and development efforts, supplemented by our patent and other intellectual property protection efforts, have given us a competitive advantage in the development of our innovative electrochemical blood glucose monitoring products. Accordingly, although we have several significant patents and patent applications covering relevant portions of our electrochemical blood glucose monitoring technology, we believe that our continued research and development efforts, and our intellectual property protection efforts for newly developed technology, are most significant in achieving and maintaining a position of technology and commercial leadership. In that regard, we have recently agreed to acquire Integ which has developed technology to test glucose through interstitial fluid samples. We believe that this technology is innovative and may be viable for commercialization, although our continued research and development efforts will be needed to move towards commercialization. Although Integ's patents offer some protection from competition, our further efforts will be required to realize the potential benefits from these patents, which are also subject to certain third-party licensing rights granted to another company that is in the diabetes management business.

    The medical products industry, including the diagnostic testing industry, historically has been characterized by extensive litigation regarding patents, licenses and other intellectual property rights. We could and have incurred substantial costs in defending ourself against patent infringement claims and in asserting such claims against others, and will likely continue to do so. Under our arrangements with LifeScan, we have agreed to indemnify LifeScan for any claims that our electrochemical blood glucose monitoring products that they market, sell and distribute infringes any patents. To determine the priority of inventions, we may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, which could also result in substantial costs to us. If the outcome of any such litigation is adverse to us, our business could be materially adversely affected.

    In addition, we are sometimes required to obtain licenses to patents or other proprietary rights of third parties to market our products. We can not assure you that licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents or other rights, or we may be unable to develop, manufacture or sell such products in certain countries, or at all.

    We also seek to protect our proprietary technology, including technology that may not be patented or patentable, in part through confidentiality agreements and, if applicable, inventors' rights agreements with our collaborators, advisors, employees and consultants. We can not assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise be disclosed to, or discovered by, competitors. Moreover, we may from time to time conduct research through academic advisors and collaborators who are prohibited by their academic institutions from entering into confidentiality or inventors' rights agreements.

    Finally, we believe that certain of our trademarks in the nutritional supplements product line are valuable assets and are important to the marketing of the nutritional supplements. Substantially all of these trademarks have been registered with the U.S. Patent and Trademark Office. We can not assure you, however, that registrations will afford adequate protection to us and not be challenged as unenforceable or invalid, or not be infringed. In addition, we could incur substantial costs in defending suits brought against us or in prosecuting suits in which we asserted rights under such registrations.

GOVERNMENT REGULATION

    Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Most of our self-test products, require governmental approvals for commercialization. New products may require pre-clinical and clinical trials. Manufacturing and marketing of many of our products are subject to the rigorous testing and approval process of the United States Food and Drug Administration and corresponding foreign regulatory authorities. The regulatory process, which includes pre-clinical and clinical testing of many of our products to establish their safety and effectiveness, can take many years and require the expenditure of substantial financial and other resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in, or additions to, regulatory policies for device marketing authorization during the period of product development and regulatory review. Delays in obtaining such approvals could adversely affect the marketing of products developed by us and our ability to generate commercial product revenues.

    In addition, we are required to meet regulatory requirements in countries outside the United States, which can change rapidly with relatively short notice, resulting in our products being banned in certain countries with consequent loss of revenues and income. Foreign regulatory agencies can also introduce test format changes which, if not quickly addressed by us, can result in restrictions on sales of our products. Such changes are not uncommon due to advances in basic research.

    The manufacturing, processing, formulation, packaging, labeling and advertising of our nutritional supplements is subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission (FTC) and the Consumer Product Safety Commission. These activities are also regulated by various agencies of the states, localities and foreign countries in which our nutritional supplements are now sold or may be sold in the future. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, as well as food additives, over-the-counter (OTC) and prescription drugs and cosmetics. The Good Manufacturing Practices promulgated by the FDA are different for nutritional supplement, drug and device products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the promotion and advertising of dietary supplements, OTC drugs, cosmetics and foods.

THIRD-PARTY REIMBURSEMENT

    Self-monitoring of blood glucose is a standard of care in the United States and other developed countries. The costs associated with the purchase of blood glucose monitoring products such as meters and test strips are generally reimbursed. Users of our systems are currently being reimbursed by Medicare, Medicaid and a wide array of preferred provider organizations in the United States. Currently, forty states have implemented legislation that requires private health insurers and health maintenance organizations to reimburse people with diabetes for the costs of blood glucose monitoring systems and supplies. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance.

COMPETITION

    DIABETES MANAGEMENT PRODUCTS

    The medical products industry, including the self-test industry, is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry is intense and we expect it to increase as new products and technologies become available and new competitors enter the market. Our competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. Our success depends, in part, upon developing and maintaining a competitive position in the development of products and technologies in our area of focus. Our competitors may succeed in developing technologies and products that are more effective than those that have been or are being developed by us or that render our technologies or products obsolete or noncompetitive. Our competitors may also succeed in obtaining patent protection or other intellectual property rights that would prevent us from developing our potential products, or in obtaining regulatory approval for the commercialization of their products more rapidly or effectively than us. Finally, many of our existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources than us.

    We market low cost alternative test strips that are used in other manufacturers' electrochemical blood glucose monitoring systems. If we succeed in the alternative strip market, others may attempt to enter this market with similar products. In addition, the introduction of lower-priced alternative test strips could lead the manufacturers of the systems, with which our low cost alternative test strips are compatible, to lower their own test strip prices, thereby reducing or eliminating our price advantage.

    We are also aware of several of our competitors who are attempting to develop non-invasive blood glucose monitoring technologies. Non-invasive blood glucose monitoring involves methods for measuring blood glucose levels without the need to draw blood and, in certain proposed configurations, without the need to utilize disposable components, such as test strips. We and several other

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
manufacturers are pursuing a number of different technological approaches to non-invasive blood glucose monitoring. These include near-infrared spectroscopy, which involves shining a beam of near-infrared light to penetrate the skin and determine the amount of glucose in the blood, and reverse iontophoresis, which utilizes a "patch" system to extract glucose through the skin for measurement by an external meter. In addition, we and several other manufacturers are pursuing minimally invasive approaches to glucose monitoring such as interstitial fluid testing. The development and successful introduction of any such products by our competitors could harm our business.

    Four major medical products companies, Bayer Diagnostics, LifeScan, the MediSense division of Abbott Laboratories and Roche Diagnostics, currently account for more than 90% of worldwide sales of all blood glucose monitoring systems. In addition, several smaller companies are in the process of developing and rolling out blood glucose monitoring systems. We believe that people with diabetes currently consider the following factors in selecting a blood glucose monitoring system:

    - brand name;

    - recommendations by health care professionals;

    - level of pain in use;

    - size of the meter;

    - ease and convenience of use;

    - test time;

    - accuracy and consistency;

    - availability, cost and reimbursement status; and

    - memory and data management.

    In the ancillary diabetes care industry, which includes lancets, glucose tablets, syringes, and specialty skin creams, competition is based principally upon brand name recognition, price, quality of products, customer service and marketing support. There are numerous companies in this industry selling products to retailers. A number of these companies, particularly manufacturers of nationally advertised brand name products, are substantially larger than us and have greater financial resources.

    WOMEN'S HEALTH PRODUCTS

    Competition in the pregnancy detection and ovulation prediction market is intense. Our competitors in the United States are numerous and include, among others, large medical and consumer products companies as well as private label manufacturers. For brand name companies, competition principally centers around brand name recognition. For private label manufacturers, competition is based primarily on delivering products with substantially the same features and performance as brand name products, at a lower price. Many of our competitors have substantially greater financial, production, marketing and distribution resources than us. In the women's health market, we believe that we have developed a significant market penetration with our private label and branded pregnancy detection and ovulation prediction tests. We believe that we can continue to compete effectively in the women's health market based on our research and development capabilities, advanced manufacturing expertise and established wholesale and retail distribution networks.

    In the nutritional supplements industry, competition is based principally upon brand name recognition, price, quality of products, customer service and marketing support. There are numerous companies in this industry selling products to retailers. A number of these companies, particularly manufacturers of nationally advertised brand name products, are substantially larger than us and have greater financial resources.

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
EMPLOYEES


    As of September 30, 2000, we had a total of 795 full-time employees, of which 65 were located in the United States. In addition, we utilize the services of a number of consultants specializing in research and development in our targeted markets, regulatory compliance, strategic planning, marketing and legal matters.


LEGAL PROCEEDINGS

ABBOTT LABORATORIES AND ABBOTT LABORATORIES, LIMITED V. LIFESCAN CANADA LTD., LIFESCAN, INC. AND SELFCARE, INC.


    On November 23, 1999, Abbott Laboratories and Abbott Laboratories, Limited (Abbott) commenced a lawsuit against us, LifeScan Canada Ltd. (LifeScan Canada) and LifeScan in the Canadian Federal Court, Trial Division, Court No. T-2061-99. The Statement of Claim alleges that LifeScan Canada sells electrode strips for use in the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- blood glucose monitoring system supplied by us to LifeScan. It is also alleged that the sale of such electrode strips in Canada infringes Canadian Patent
No. 1,226,036 issued to Genetics International, Inc., an alleged predecessor in title of Abbott. Abbott is seeking an injunction against the manufacture, importing, offering for sale and selling of ONE TOUCH-Registered Trademark-FastTAKE-Registered Trademark- electrode strips in Canada, as well as damages or the profits of the defendants arising from the sales of such electrode strips in Canada. In our Statement of Defense and Counterclaim, we deny infringement and attack the validity of the patent on a number of grounds. Abbott has not filed a defense to our Counterclaim, and the parties have not yet commenced documentary discovery. At this stage of the litigation, it is not possible to predict the outcome of the action. A final ruling adverse to us could have a material adverse impact on our sales, operations or financial performance in Canada.


ABBOTT LABORATORIES V. LIFESCAN, INC. AND SELFCARE, INC.


    In late October 1998, Abbott commenced a lawsuit against us and LifeScan in the United States District Court for the District of Massachusetts. The complaint alleges that the disposable test strips used in the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- blood glucose monitoring system supplied by us to LifeScan infringe U.S. Patent No. 5,820,551 (the Test Strip Patent) issued to Abbott on October 13, 1998. Abbott is seeking damages and an injunction against sales in the United States. Abbott also sought to enjoin LifeScan and us from the manufacture, use and sale of these blood glucose test strips in the United States during the pendency of the infringement litigation. On February 22, 1999, the court denied Abbott's motion for a preliminary injunction and stated "...that Abbott is unlikely to succeed on the merits of its claim of patent infringement...". Discovery in the case is continuing. Although a final ruling against us could have a material adverse impact on our sales, operations or financial performance, based on a review of the Abbott claims by patent counsel and the aforementioned court ruling, we believe that the ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark-test strips do not infringe the Test Strip Patent and that Abbott's claims will be proven to be without merit.


ABBOTT LABORATORIES V. SELFCARE, INC. AND PRINCETON BIOMEDITECH CORPORATION


    In April 1998, Abbott commenced a lawsuit against us and Princeton BioMeditech Corporation (PBM), which manufactured certain products for us, in an action filed in the United States District Court for the District of Massachusetts (District Court), asserting patent infringement arising from our and PBM's manufacture, use and sale of products that Abbott claims are covered by one or more of the claims of U.S. Patent Nos. 5,073,484 and 5,654,162 (the Pregnancy Test Patents), to which Abbott asserts that it is the exclusive licensee. Abbott claims that certain of our products relating to pregnancy detection and ovulation prediction infringe the Pregnancy Test Patents. Abbott is seeking an order finding that we and PBM infringe the Pregnancy Test Patents, an order permanently enjoining us and

PBM from infringing the Pregnancy Test Patents, compensatory damages to be determined at trial, treble damages, costs, prejudgment and post-judgment interest on Abbott's compensatory damages, attorneys' fees, and a recall of all existing of our or PBM products found to infringe the Pregnancy Test Patents. On August 5, 1998, the court denied Abbott's motion for a preliminary injunction. On March 31, 1999, the District Court granted a motion by us, PBM, and PBM-Selfcare LLC (the LLC), the joint venture between the two companies, filed to amend their counterclaim against Abbott, asserting that Abbott is infringing U.S. Patent Nos. 5,559,041 (the 041 patent) and 5,728,587 (the 587 patent), which are owned by the LLC, and seeking a declaration that Abbott infringes the patents, permanent injunctive relief, money damages and attorneys' fees. On November 5, 1998, Abbott filed suit in the United States District Court for the Northern District of Illinois seeking a declaratory judgment of non-infringement, unenforceability and invalidity of the 041 patent and 587 patent. The Illinois court granted our motion to transfer the aforementioned Illinois action to Massachusetts. We and our co-defendant moved for summary judgment on our defense that the Abbott patents are invalid and on September 29, 2000 the court granted partial summary judgment, holding that certain key claims in Abbott's patents are invalid as a matter of law. The court refused to grant summary judgment on Abbott's claims of infringement or our remaining claims of invalidity, which will now go forward to trial. We believe that we have strong defenses against the claims and will continue to defend the case vigorously; however, a final ruling against us would have a material adverse impact on our sales, operations or financial performance.


ABBOTT LABORATORIES ET ANOTHER V. CORBRIDGE GROUP PTY LTD AND SELFCARE PTY LTD.

    In November 1999, Abbott Laboratories (Abbott) commenced a lawsuit against our Australian subsidiary, Selfcare Pty Ltd. and Corbridge, its Australian distributor, in the Federal Court of Australia. The complaint alleged that the Selfcare-Registered Trademark- Excel-Registered Trademark- ET disposable test strips (ET Test Strips) supplied by us to Corbridge infringe Australian Patent No. 572,138 (the Test Strip Patent) issued to Abbott's predecessor in title on May 5, 1988 (and assigned to Abbott only a few weeks prior to commencement of the proceedings). These test strips are marketed in Australia for use with Abbott's ExacTech brand sensor device. Abbott is seeking damages and an injunction against supply of the test strips in Australia. Abbott also sought to enjoin the defendants from the importation and supply of these blood glucose test strips in Australia during the pendency of the infringement litigation. On November 29, 1999, the court denied Abbott's motion for a preliminary injunction and on December 17, 1999, ordered an unusually fast track preparation for a final trial which commenced on April 26, 2000 in Sydney, Australia and was completed in September 2000.

    It is unlikely that any ruling against the Australian defendants could have an adverse impact on our sales, operations or financial performance elsewhere in the world, and based on a review of the Abbott claims by Australian counsel and counsel's analysis of the course of the trial, including the judge's comments and questions, we believe that the ET Test Strips are unlikely to be found to infringe the Test Strip Patent and that Abbott's claims will be dismissed. Furthermore, the Australian defendants have counterclaimed against Abbott seeking revocation of the Test Strip Patent as well as damages and injunctive relief for breaches of Australian antitrust law and misleading conduct prohibitions. We continue to believe that its counter claims have good prospects of success and that, under Australian law, Abbott will be required to pay a large portion of the defendants' legal costs incurred in the proceedings.

    We are now awaiting judgment on the issues of infringement, misleading conduct and validity, with the hearing of our antitrust claims, and Abbott's damages claim, deferred pending judgment on the issues that are the subject of the initial trial.

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
BECTON, DICKINSON AND COMPANY V. SELFCARE, INC. ET. AL.

    On January 3, 2000, Becton, Dickinson and Company (Becton Dickinson) filed suit against us in the U.S. District Court for the District of Delaware (Case
No: 00-001) alleging that certain pregnancy and ovulation test kits sold by us infringe U.S. Patent Nos. 4,703,017 and 5,591,645. We were served with Becton Dickinson's complaint in April 2000 and filed our answer on May 30, 2000. Because both patents are currently involved in proceedings before the patent office, we have moved to stay the litigation until those proceedings are complete. That motion is pending without decision. While a final ruling against us could have a material adverse impact on our sales, operations or financial performance, we believe that we have strong defenses and intend to defend this litigation vigorously.

CAMBRIDGE BIOTECH CORPORATION AND CAMBRIDGE AFFILIATE CORPORATION V. RON ZWANZIGER, SELFCARE, INC., CAMBRIDGE DIAGNOSTICS IRELAND, LTD., TRINITY BIOTECH, PLC AND PASTEUR SANOFI DIAGNOSTICS

    On January 22, 1999, Cambridge Biotech Corporation (CBC) and Cambridge Affiliate Corporation (CAC) filed suit (Civil Action No. 99-378) in the Middlesex County Massachusetts Superior Court against us, our President, Ron Zwanziger, Cambridge Diagnostics Ireland, Ltd. (Cambridge Diagnostics), Trinity Biotech plc (Trinity) and Pasteur Sanofi Diagnostics (Pasteur). The complaint alleges, among other things, that actions taken by Mr. Zwanziger as President of CAC in connection with the sale by Cambridge Diagnostics of its diagnostics business to Trinity were not properly authorized and that, as a result of the actions, CBC may lose the benefit of valuable patent licenses from Pasteur. CBC's requested relief is to have the CAC/Trinity manufacturing and sales agreements declared null and void, the license between Pasteur and CBC declared to be in full force, to recover damages allegedly caused by us and Mr. Zwanziger, and to recover damages due to Pasteur's actions. CBC moved for a preliminary injunction, seeking to enjoin us, Cambridge Diagnostics, Mr. Zwanziger, and Trinity from acting pursuant to the CAC/Trinity agreements and to enjoin Pasteur from terminating its license agreements with CBC. Following a hearing on January 25, 1999, the Court denied CBC's motion. Thereafter, Pasteur successfully moved for dismissal on grounds that the issues between it and CBC should be litigated in France. The plaintiffs' appeal from that ruling is pending. Trinity has moved for dismissal on grounds that the issues between it and CBC should be litigated in Ireland or, instead, should be arbitrated. The Court denied Trinity's motion. The parties are currently conducting discovery. We believe that CBC's complaint against us, Mr. Zwanziger, and Cambridge Diagnostics is without merit and intends to defend the action vigorously. We have filed an Answer denying the material allegations of the Complaint along with a Counterclaim to declare its actions lawful and valid and to redress harm that may result if the court invalidates the sale of Cambridge Diagnostics' diagnostics business to Trinity despite CBC's representations to us that it had the right to make such a sale. We do not believe that an adverse outcome would have a material impact on our sales, operations or financial performance.

INTERVENTION, INC V. SELFCARE, INC. AND COMPANION CASES

    In May 1999, Intervention, Inc., a California corporation, filed separate suits in California Contra Costa County Superior Court against us, four of our private label customers and its major competitors and their private label customers alleging that, under Section 17200 of the California Business and Professions Code, the defendants' labeling on their home pregnancy tests is misleading as to the level of accuracy under certain conditions. The plaintiff seeks restitution of profits on behalf of the general public, injunctive relief and attorneys' fees. We are defending our private label customers under agreement and believes that the actions are without merit and intend to defend them vigorously. We do not believe that an adverse ruling against us would have a material adverse impact on our sales, operations or financial performance.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD. V. SELFCARE, INC., INVERNESS MEDICAL, INC. AND CAN-AM CARE CORPORATION

    On March 2, 2000, Matsushita Electric Industrial Co., Ltd. (Matsushita) filed suit (Case Number 00-143) in the United States District Court for the District of Delaware against us and two of our subsidiaries. The complaint alleges patent infringement of a patent used in connection with the manufacture and distribution of our Excel-Registered Trademark- G test strips for use with the Bayer Glucometer Elite-Registered Trademark- meter. We intend to defend the action vigorously. Although a final ruling against us could have a material adverse impact on the our sales, operations or financial performance, based on a review of the Matsushita patent by our outside patent counsel, we believe that its Excel-Registered Trademark- G test strips do not infringe the Matsushita Patent. Matsushita has recently indicated that it may expand its suit to cover an additional patent against an additional product but has yet to file pleadings.


ROCHE DIAGNOSTICS CORPORATION VS. SELFCARE, INC. D/B/A INVERNESS MEDICAL TECHNOLOGY, INC. ET. AL.


    On July 6, 2000, we were served with a complaint filed in the federal court in Indianapolis, Indiana by Roche Diagnostics Corporation against us and several of our subsidiaries for patent infringement. The complaint alleges that the Excel-Registered Trademark- G blood glucose test strips designed for use with test meters marketed by Bayer Corporation infringe a United States patent owned by Roche. We believe that the Excel-Registered Trademark- G strips do not infringe the patent at issue but, because the case was only recently filed, have not yet completed our testing and analysis. A final ruling against us could have a material adverse impact on our sales, operations or financial performance.

    In addition, we are also party to certain other legal proceedings in the ordinary course of our business, the outcome of which we do not expect will harm our business, financial condition or results of operations.

                                   MANAGEMENT

    Our directors, executive officers and significant employees are as follows:

NAME                                                AGE           POSITION
----                                        -------------------   --------
Ron Zwanziger.............................  46                    President, Chief Executive Officer and
                                                                  Chairman
Ernest A. Carabillo, Jr...................  62                    Director
Carol D. Goldberg(1)......................  69                    Director
John F. Levy(2)...........................  53                    Director
Robert M. Oringer.........................  40                    Director and Executive Vice President
Edward B. Roberts, Ph.D.(2)...............  64                    Director
Peter Townsend(2).........................  66                    Director
Willard L. Umphrey(1).....................  59                    Director
Kenneth D. Legg, Ph.D.....................  57                    Executive Vice President and Secretary
John P. Alberico..........................  42                    Managing Director--Inverness Medical
                                                                  Limited
Anthony Bernardo..........................  48                    Vice President of New Business Development
Duane L. James............................  40                    Vice President of Finance and Treasurer
Keith May, Ph.D...........................  46                    Vice President, Research and Development
                                                                  Inverness Medical Limited
Jerry McAleer, Ph.D.......................  47                    Vice President of Research and
                                                                  Development,
                                                                  Inverness Medical Technology, Inc.
                                                                  and Inverness Medical Limited
David Scott, Ph.D.........................  43                    Chairman, Inverness Medical Limited
John Yonkin...............................  40                    Vice President and General Manager,
                                                                  Inverness Medical, Inc.

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

    RON ZWANZIGER has served as our Chairman, Chief Executive Officer and President since its inception in 1992. From 1981 until 1991, he was chairman and chief executive officer of MediSense, a medical device company.

    ERNEST A. CARABILLO, JR. has served on the Board of Directors since September 2000. He is the founder and president of EXPERTech Associates, Inc., which provides regulatory, clinical and quality management consulting services to medical device companies where he has served as president since 1990. He has also served in management positions at Baxter Healthcare, C.R. Bard and the medical device/pharmaceutical division of Union Carbide. Mr. Carabillo has served as the head of three separate divisions of the Food and Drug Administration and as Associate Director of Regulatory Affairs for the President's Office of Drug Policy.

    CAROL D. GOLDBERG has served on the Board of Directors since August 1992. Since December 1989, she has served as president of the AVCAR Group, Ltd., an investment and management consulting firm in Boston, Massachusetts.
Ms. Goldberg is a director of American Service Group, Inc., a managed healthcare company, and The Gillette Company, a consumer products company.

    JOHN F. LEVY has served on the Board of Directors since August 1996. Since 1993, he has been an independent consultant. Mr. Levy served as president and chief executive officer of Waban, Inc., a warehouse merchandising company, from 1989 to 1993.

    ROBERT M. ORINGER joined the Board of Directors in February 1998 upon the consummation of our acquisition of Can-Am Care Corporation. He has served as president of Can-Am since he first joined that company in 1989. Can-Am was engaged in the distribution of diabetes care products, primarily to the U.S. market. He was appointed Executive Vice President in October of 2000.

    EDWARD B. ROBERTS has served on the Board of Directors since April 1992. He is the David Sarnoff Professor of Management of Technology at the Massachusetts Institute of Technology, where he has been a faculty member since 1963.
Mr. Roberts was General Partner of Zero Stage Capital and First Stage Capital Equity Funds, two venture capital funds, from 1991 to 1999. Mr. Roberts was co-founder and chairman of Pugh-Roberts Associates, an international management consulting firm specializing in strategic planning and technology management, now a division of PA Consulting Group. He co-founded and is a director of Medical Information Technology, Inc., a producer of hospital information systems. He is a director of Advanced Magnetics, Inc., a medical imaging company, Pegasystems, Inc., a developer of customer management software, and NETsilicon, Inc., a developer of semiconductor devices and software.

    PETER TOWNSEND has served on the Board of Directors since August 1996. Mr. Townsend served as chief executive officer and a director of Enviromed, plc., a medical products company, from 1991 to 1995, when he retired.

    WILLARD L. UMPHREY has served on the Board of Directors since
December 1992. He was the co-founder, chairman and CEO of the Quantitative Group of Funds, an investment management company. He also served as president and treasurer of U.S. Boston Capital Corporation, a broker-dealer, prior to resigning in July 1999.

    KENNETH D. LEGG, PH.D. became our Secretary and Vice President in charge of U.S. Operations in November 1991. In May 1999, Dr. Legg assumed the position of Executive Vice President.


    JOHN P. ALBERICO, PH.D. joined Inverness Medical Limited in July 1999 to serve as its Managing Director. From December 1998 to July 1999, Mr. Alberico served as Vice President of Operations for Bionostics Inc., a privately held biotechnology company based in Canada. Prior to December 1998, Mr. Alberico served as Vice President of Manufacturing for Nova Biomedical Inc., another biotechnology company. Nova Biomedical is a world technology leader in the development of fast, whole blood analyzers and serves as a major contract manufacturer for us.


    ANTHONY BERNARDO became our Vice-President of New Business Development in April 2000. He has served as Senior Vice President and Director of Operations for a division of Polaroid Corporation from 1997 to the present. From 1991 to 1997, Mr. Bernardo was Vice President of Site Operations for Paramax Chemistry, a unit of Dade Behring, Inc. During his tenure at Paramax, Mr. Bernardo oversaw the acquisition and integration of an in vitro diagnostics business unit purchased from DuPont.

    DUANE L. JAMES has served as our Corporate Controller since February 1996 and our Chief Accounting Officer since August 1998. Mr. James became our Treasurer and Vice President of Finance in October 2000. From June 1991 to February 1996, he held positions at Aquila Biopharmaceutical, Inc. with increasing management responsibility ranging from Accounting Manager to Corporate Controller.


    KEITH MAY, PH.D. joined Inverness Medical Limited in December 1999. Prior to joining Inverness Medical, Dr. May served, since 1987, as Vice President of Research and Development for Unipath, a leader in women's health products and technologies. Unipath is a wholly owned subsidiary of Unilever, an international consumer products conglomerate.


    JERRY MCALEER, PH.D. became the Director of Development of Inverness Medical Limited in 1995 and heads the development of the electrochemical glucose strips. He recently became the Vice President of Research and Development for us and for Inverness Medical Limited. Prior to joining us, Dr. McAleer held senior research and development positions at MediSense from 1985 to 1993 and more recently, at Ecossensors, Inc., an environmental research company, where he was responsible for the development of electrochemically based assay systems.

    DAVID SCOTT, PH.D. has served as Managing Director of Inverness Medical Limited from June 1995 to July 1999, when he assumed the position of Chairman. Dr. Scott served as Managing Director from October 1993, to April 1995, of Great Alarm Limited, a consulting company. Previously, Dr. Scott held several positions from October 1984, to September 1993, at MediSense UK, most recently as its managing director where he was responsible for managing product development, as well as the mass manufacture of one of its principal products, ExacTech.

    JOHN YONKIN joined us in October of 1997 as Manager of Product Development. In October of 1998, he was appointed Vice President of U.S. Sales and, in January 2000, General Manager. From January 1995 to September 1998, Mr. Yonkin was Director of National Accounts for Genzyme Genetics, a subsidiary of Genzyme, Inc, a leader in genetic testing services for hospitals, physicians and managed healthcare companies. Previously, Mr. Yonkin worked for MediSense, a medical device company, in a number of marketing and sales capacities.

BOARD OF DIRECTORS

    The Board of Directors currently consists of eight members and is divided into three classes, each of whose members serve for a staggered three-year term. At each annual meeting of shareholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Currently, Messrs. Oringer, Umphrey and Zwanziger serve as Class I directors with terms expiring in 2002, Ms. Goldberg and Mr. Roberts serve as Class II directors with terms expiring in 2003 and Messrs. Carabillo, Townsend and Levy serve as Class III directors with terms expiring in 2001.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2000 and on an as adjusted basis to reflect the sale of the common stock offered hereby by:

    - all persons known by us to own beneficially 5% or more of the common stock;

    - each of our directors;

    - each of our five most highly compensated executive officers;


    - each stockholder selling shares in this offering;



    - all of our directors and executive officers as a group; and



    - the exercise of the over-allotment option.


    Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder. The address for the listed stockholders is c/o Inverness Medical Technology, Inc., 200 Prospect Street, Waltham, Massachusetts 02453. The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after September 30, 2000 through the exercise of any warrant, stock option or other right. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.


                                        SHARES BENEFICIALLY OWNED
                                          PRIOR TO THE OFFERING
                                        -------------------------                  SHARES BENEFICIALLY OWNED
                                                                     NUMBER OF         AFTER THE OFFERING
                                                           (1)      SHARES BEING   --------------------------
NAME OF BENEFICIAL OWNER                  NUMBER         PERCENT      OFFERED        NUMBER          PERCENT
------------------------                ----------      ---------   ------------   ----------       ---------
Ron Zwanziger(2)......................  2,559,698         9.29%       300,000      2,259,698           7.28%
Ernest A. Carabillo, Jr.(3)...........     23,084          *                          23,084           *
Carol R. Goldberg(4)..................    242,963          *                         242,963           *
John F. Levy(5).......................    535,587         1.94%                      535,587           1.73%
Robert M. Oringer(6)..................    381,114         1.38%                      381,114           1.23%
Edward B. Roberts, Ph.D(7)............    138,748          *                         138,748           *
Peter Townsend(8).....................     49,833          *                          49,833           *
Willard L. Umphrey(9).................  1,229,811         4.46%                    1,229,811           3.96%
Kenneth D. Legg, Ph.D(10).............    431,508         1.57%       123,100        308,408           *
John P. Alberico(11)..................     20,000          *           20,000             --           *
Duane L. James(12)....................     21,210          *            7,600         13,610           *
Keith May, Ph.D(13)**.................     21,250          *           10,000         11,250           *
Jerry McAleer, Ph.D(14)...............    251,657          *           75,000        176,657           *
David Scott, Ph.D(15).................    430,872         1.56%        90,000        340,872           1.10%
Douglas Shaffer(16)**.................     19,163          *            7,500         11,663           *
John Yonkin(17).......................     41,436          *            6,800         34,636           *
All executive officers and directors**
  (14 persons)........................  6,357,521        23.08%       622,500      5,735,021          18.47%


------------------------


*   Represents less than 1%.



**  Neither Keith May nor Douglas Shaffer is a director or an executive officer.

(1) The number of shares of Common Stock outstanding used in calculating the percentage for each listed person and the directors and executive officers as a group includes the number of shares of common stock underlying options, warrants and convertible securities held by such person or group that are exercisable or convertible within 60 days from September 30, 2000, the date of the above table, but excludes shares of common stock underlying options, warrants or convertible securities held by any other person.

(2) Includes options and warrants that are currently exercisable, or exercisable within 60 days of September 30, 2000 to purchase up to 1,069,676 shares of common stock. Mr. Zwanziger disclaims beneficial ownership of the following shares included in the table: (1) 109,754 shares of common stock owned by his spouse, (2) 390,000 shares of common stock held in trust for the benefit of his children where he, his spouse and an unrelated individual serve as co-trustees, and (3) 191,916 shares of common stock all held in a trust for the benefit of Mr. Zwanziger's children where his spouse is the sole trustee. The table excludes 501,151 shares of common stock held in trust for the benefit of Mr. Zwanziger's family where neither he nor his spouse serve as trustee. Mr. Zwanziger holds options to purchase an additional 500,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(3) Represents options and warrants to purchase up to 23,084 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Carabillo holds options to purchase an additional 4,666 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.


(4) Includes options and warrants to purchase up to 124,836 shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2000. Ms. Goldberg holds options to purchase an additional 11,907 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.


(5) Includes options and warrants to purchase up to 30,696 shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Levy holds options to purchase an additional 11,907 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(6) Mr. Oringer holds options to purchase an additional 6,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(7) Includes options to purchase up to 123,748 shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2000. Also includes 15,000 shares held in trust for the benefit of Mr. Roberts three children, of which Mr. Roberts is a co-trustee. Mr. Roberts disclaims beneficial ownership of all of the shares held in trust for the benefit of his children. Mr. Roberts holds options to purchase an additional 11,907 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(8) Represents options to purchase up to 49,833 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Townsend holds options to purchase an additional 10,667 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.


(9) Includes options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2000 to purchase up to 167,231 shares of common stock. Mr. Umphrey disclaims beneficial ownership of 149,346 shares of common stock and warrants to purchase an additional 20,193 shares of common stock all owned by his spouse. Mr. Umphrey also disclaims beneficial ownership of 195,909 shares of common stock and warrants to purchase an additional 5,291 shares of common stock held in a retirement account for the benefit of Mr. Leon Okurowski where Mr. Umphrey is a co-trustee. Mr. Umphrey holds options to purchase an additional 11,907 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.


(10) Includes options to purchase up to 221,446 shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Legg holds options to purchase an additional 185,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(11) Represents options to purchase up to 20,000 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Alberico holds options to purchase an additional 80,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(12) Includes options to purchase up to 16,723 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. James holds options to purchase an additional 22,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(13) Includes options to purchase up to 21,250 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. May holds options to purchase an additional 48,750 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(14) Includes options to purchase up to 221,500 shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. McAleer holds options to purchase an additional 235,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(15) Includes options and warrants to purchase up to 334,909 shares of Common Stock that are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Scott holds options to purchase an additional 285,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(16) Includes options to purchase up to 14,412 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Shaffer holds options to purchase an additional 21,750 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

(17) Includes options to purchase up to 19,019 shares of common stock which are currently exercisable or exercisable within 60 days of September 30, 2000. Mr. Yonkin holds options to purchase an additional 30,000 shares of common stock which will not be exercisable within 60 days of September 30, 2000 and which are not included in the number of shares set forth in this table.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  ----------
ING Barings LLC.............................................
UBS Warburg LLC.............................................
SG Cowen Securities Corporation.............................
Gruntal & Co., LLC..........................................
                                                              ---------
Total.......................................................  3,600,000
                                                              =========

    The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares offered by this prospectus are subject to certain conditions contained in the underwriting agreement and that the underwriters will purchase all shares of the common stock offered hereby if any of the shares are purchased.

    The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to various dealers at that price less a concession
not in excess of $           per share. The underwriters may allow, and these
dealers may reallow, a concession not in excess of $           per share to
other dealers. After the public offering, the underwriters may change the public offering price and other selling terms without notice.

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                                              PER SHARE   NO EXERCISE   FULL EXERCISE
                                                              ---------   -----------   -------------
Payable by Inverness........................................  $             $             $
Payable by the selling stockholders.........................  $             $             $

    We estimate that the other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us will be approximately $500,000.


    We and the selling stockholders have granted the several underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 150,000 and 390,000 additional shares, respectively, of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to 3,600,000. To the extent the underwriters exercise this option, we and the selling stockholders will be obligated, pursuant to this option, to sell the additional shares to the underwriters. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the common stock offered hereby. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,600,000 shares of common stock are being offered.


    In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on the American Stock Exchange immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on AMEX limited by the bid prices of independent market makers and making purchases limited by these prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when this limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    Subject to applicable limitations, in connection with the offering, ING Barings LLC, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress. The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when ING Barings LLC, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these activities. The underwriters may conduct these transactions on the American Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

    The underwriting agreement contains covenants of indemnity or contribution among us, the selling stockholders and the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.


    We, and each of our directors, executive officers and selling stockholders, who in the aggregate will beneficially own, following this offering (assuming no exercise of the over-allotment option), 6,109,823 shares of common stock which includes options to purchase shares of common stock currently exercisable or exercisable within 60 days of September 30, 2000, have agreed not to directly or indirectly, without the prior written consent of ING Barings LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into common stock for a period of 90 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under our current stock option and purchase plans.


                                 LEGAL MATTERS


    The validity of the common stock we are offering will be passed upon for us by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC, Boston, Massachusetts is acting as counsel for the underwriters in connection with various legal matters relating to the shares of common stock offered by this prospectus. The president of a professional corporation which is a partner in the firm of Goodwin, Procter & Hoar LLP beneficially owns an aggregate of approximately 40,664 shares of common stock and warrants to purchase up to 5,278 shares of common stock. The president of another professional corporation which is a partner in the firm of Goodwin, Procter & Hoar LLP beneficially owns 4,000 shares of common stock.


                                    EXPERTS

    The consolidated financial statements of Inverness Medical Technology, Inc. (formerly Selfcare, Inc.) and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said report.


    The financial statements of Integ Incorporated as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 appearing in Inverness Medical Technology, Inc.'s Current Report on Form 8-K dated November 1, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and are incorporated in this prospectus and elsewhere in the registration statement by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         ABOUT THIS PROSPECTUS AND WHERE YOU MAY FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all of the information contained in the registration statement because we have omitted parts of the registration statement in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about public reference rooms. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Inverness Medical Technology, Inc. (formerly Selfcare, Inc.), that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Our Securities and Exchange Commission file number is 000-20871. Copies of these materials can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the American Stock Exchange under the symbol "IMA."

    The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the specific documents listed below and any future filings we make with the Securities and Exchange Commission under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock offered under this prospectus are sold:

    - our Annual Report on Form 10-K for the year ended December 31, 1999;


    - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;



    - our Current Reports on Form 8-K (and amendments thereto) filed on October 6, 2000 and November 1, 2000; and


    - the description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments and reports updating the description.

    You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning us at the following address: Inverness Medical Technology, Inc., 200 Prospect Street, Waltham, Massachusetts 02453, Attention:
Corporate Secretary. Telephone requests may be directed to the Corporate Secretary at (781) 647-3900.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Prospectus Summary....................      1
Risk Factors..........................      6
Special Statement.....................     15
Use of Proceeds.......................     16
Dividend Policy.......................     16
Price Range of Common Stock...........     17
Capitalization........................     18
Selected Consolidated Financial
  Data................................     19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     21
Business..............................     33
Management............................     50
Principal and Selling Stockholders....     53
Underwriting..........................     56
Legal Matters.........................     58
Experts...............................     58
Where You Can Find More Information...     59

                                3,600,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  ING BARINGS
                                UBS WARBURG LLC
                                    SG COWEN
                             GRUNTAL & CO., L.L.C.

                                         , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. (1)

    The following are the estimated expenses of the distribution of the shares registered hereunder on Form S-3:


Registration Fee--Securities and Exchange Commission........  $     28,179
AMEX Filing Fee.............................................        17,500
Accountants Fees and Expenses...............................       150,000
Blue Sky Fees and Expenses..................................        15,000
Legal Fees and Expenses.....................................       150,000
Transfer Agent and Registrar Fees and Expenses..............        10,000
Printing and Engraving Expenses.............................        65,000
Miscellaneous...............................................        64,321
                                                              ------------
Total.......................................................  $    500,000
                                                              ============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), which enables a corporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the company, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under to Section 145 or (iv) for any transaction from which a director derived an improper personal benefit. The Company has adopted such provisions in the company's Amended and Restated Bylaws (the "Bylaws").

    The DGCL permits, but does not require, a corporation to indemnify its directors, officers, employees or agents and expressly provides that the indemnification provided for under the DGCL shall not be deemed exclusive of any indemnification right under any bylaw, vote of stockholders or disinterested directors, or otherwise. The DGCL permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of the corporation, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the corporation's best interests and in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The DGCL does not allow indemnification of directors in the case of an action by or in the right of the corporation (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court. The Bylaws of the company provide for indemnification to the fullest extent authorized by the DGCL and, therefore, these statutory indemnification rights are available to the directors, officers, employees and agents of the Companies. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors and officers of the company pursuant to the foregoing provision or otherwise, the company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is therefore, unenforceable.

    The Company currently carries a directors' and officers' liability insurance policy which provides for payment of expenses of the company's directors and officers in connection with threatened, pending or completed actions, suits or proceedings against them in their capacities as directors and officers, in accordance with the Bylaws and the DGCL.

ITEM 16. EXHIBITS.


       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
       Exhibits (* documents filed herewith; + to be filed by amendment.)

         1.1            Form of Underwriting Agreement by and among Inverness
                        Medical Technology, Inc., the Selling Stockholders and the representative of the Underwriters.

         2.1            Agreement and Plan of Merger by and among Inverness Medical
                        Technology, Inc., Terrier Acquisition Corp., and Integ
                        Incorporated, dated October 3, 2000 (incorporated by
                        reference to Exhibit 99.2 to the Company's current report on
                        Form 8-K filed October 4, 2000)

         3.1            Amended and Restated Certificate of Incorporation
                        (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

         3.2            Amended and Restated By-laws (incorporated by reference to
                        Exhibit 3.2 to the Company's registration statement on Form
                        SB-2, No. 333-4830-NY)

         4.1            Specimen certificate for shares of Common Stock, par value
                        $0.001 per share, of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration statement on
                        Form SB-2, No. 333-4830-NY)

        *5.1            Opinion of Goodwin, Procter & Hoar LLP

         9.1 Voting Agreement, dated May 13, 1996, by and among the stockholders of Selfcare, Inc. who are signatories thereto
                        (incorporated by reference to Exhibit 9.1 to the Company's
                        (registration statement on Form SB-2, No. 333-4830-NY)

        10.1            Amended and Restated Master Agreement, dated as of June 7,
                        1999, by and among Johnson & Johnson Development
                        Corporation, LifeScan, Inc. and Selfcare, Inc.
                        (incorporated by reference to Exhibit 10.1 to the Company's quarterly (report on Form 10-Q for the quarter ended
                        June 30, 1999)

        10.2            Amended and Restated Sales Distribution Agreement for
                        Testing System for Glucose in Humans, dated as of June 7,
                        1999, between LifeScan, Inc. and Selfcare, Inc.
                        (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended
                        June 30, 1999)

        10.3            Investment Agreement, dated as of November 10, 1995, by and between Johnson & Johnson and Selfcare, Inc. (incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.4 Guarantee of Selfcare, Inc., dated June 11, 1995, in favor of Highlands and Islands Enterprises (incorporated by reference to Exhibit 10.24 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.5 Guarantee of Selfcare, Inc., dated June 11, 1995, in favor of Inverness and Nairn Enterprise Company (incorporated by reference to Exhibit 10.25 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.6            Grant Agreement, dated February 21, 1992, among The
                        Industrial Development Authority of Ireland, Cambridge
                        Biotech Limited (Cambridge Diagnostics Ireland Limited) and
                        Cambridge Biotech Corporation (incorporated by reference to
                        Exhibit 10.28 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

        10.7            Grant Agreement, dated October 2, 1992, among The Industrial
                        Development Authority of Ireland, Cambridge Biotech Limited
                        (Cambridge Diagnostics Ireland Limited) and Cambridge
                        Biotech Corporation (incorporated by reference to
                        Exhibit 10.29 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        10.8            Grant Agreement, dated December 5, 1995, among The
                        Industrial Development Authority of Ireland, Cambridge
                        Biotech Limited (Cambridge Diagnostics Ireland Limited) and
                        Cambridge Biotech Corporation (incorporated by reference to
                        Exhibit 10.30 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

        10.9            Employment Agreement, dated October 15, 1991, between
                        Superior Sensors, Inc. (Selfcare, Inc.) and Kenneth D.
                        Legg, Ph.D. (incorporated by reference to Exhibit 10.31 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.10           Employment Agreement, dated November 13, 1994, between
                        Selfcare International GmbH and Otto Wahl (incorporated by reference to Exhibit 10.33 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.11           Selfcare, Inc. 1992 Stock Plan (incorporated by reference to
                        Exhibit 10.34 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

        10.12           Selfcare, Inc. 1994 Incentive and Non-qualified Stock Option
                        Plan (incorporated by reference to Exhibit 10.35 to the
                        Company's registration statement on Form SB-2,
                        No. 333-4830-NY)

        10.13           Selfcare, Inc. Amended and Restated 1996 Stock Option and
                        Grant Plan (incorporated by reference to Exhibit 4.1 to the
                        Company's registration statement on Form S-8,
                        No. 333-15583)

        10.14           First Amendment to the Selfcare, Inc. Amended and Restated
                        1996 Stock Option and Grant Plan dated May 20, 1999
                        (incorporated by reference to Exhibit 10.14 to the Company's annual report on Form 10-K)

        10.15           Selfcare, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.37 to the Company's registration
                        statement on Form SB-2, No. 333-4830-NY)

        10.16           Standard form Commercial Lease, dated July 15, 1992, between
                        Superior Sensors, Inc. (Selfcare, Inc.) and Nova Realty
                        Associates (incorporated by reference to Exhibit 10.38 to
                        the Company's registration statement on Form SB-2,
                        No. 333-4830-NY)

        10.17           First Amendment to Lease Agreement between Selfcare, Inc.
                        (formerly, Superior Sensors, Inc.) and Nova Realty
                        Associates dated August 9, 1999 (incorporated by reference to Exhibit 10.17 to the Company's annual report on Form 10-K)

        10.18           Form of lease between Highlands and Islands Enterprises and
                        Hebocraft Limited (Inverness medical Limited) (incorporated by reference to Exhibit 10.40 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.19           Lease for Selfcare, Inc.'s facility in Brussels, Belgium
                        (incorporated by reference to Exhibit 10.42 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.20           Lease for Selfcare International GmbH's facility in Munich,
                        Germany (incorporated by reference to Exhibit 10.43 to the
                        Company's registration statement on Form SB-2,
                        No. 333-4830-NY)

        10.21           Agreement between Inverness Medical Limited (formerly,
                        Hebocraft Limited) and Highlands and Islands Enterprise, dated May 31, 1995 (incorporated by reference to Exhibit 10.47 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.22           Agreement between Inverness Medical Limited (formerly,
                        Hebocraft Limited) and Inverness & Nairn Local Enterprise
                        Company, dated may 31, 1995 (incorporated by reference to Exhibit 10.48 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        10.23           Supply Agreement dated August 27, 1996, by and between
                        Selfcare, Inc., Selfcare International GmbH and A. Menarini
                        Industrie Parmaceutiche Riunite S.r.L. (incorporated by
                        reference to Exhibit 10.50 to the Company's quarterly report on Form 10-QSB for the period ended September 30, 1996)

        10.24           Form of Amendment to Agreement between Selfcare, Inc. and
                        Princeton BioMeditech Corporation dated August 6, 1997
                        (incorporated by reference to the Company's report on Form 10-QSB for the period ending September, 30, 1997)

        10.25           Form of Stock Purchase Agreement dated February 18, 1998, by and among Can-Am Care Corporation, Selfcare, Inc., Selfcare
                        Consumer Products, Inc. (Inverness Medical, Inc.) and the
                        stockholders of Can-Am Care Corporation (incorporated by
                        reference to Exhibit 2.1 to the Company's report on
                        Form 8-K dated February 18, 1998)

        10.26           Form of Supply Agreement dated as of February 18, 1998, made by and between A.M.G. Medical Inc. and Can-Am Care
                        Corporation (incorporated by reference to Exhibit 10.74 to
                        Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.27           Form of Management Services Agreement dated February 18,
                        1998, made by and between A.M.G. Medical Inc. and Can-Am
                        Care Corporation (incorporated by reference to Exhibit 10.75 to Selfcare, Inc.'s Form 10-KSB for the year ended December 31, 1997)

        10.28 Form of Employment Agreement dated February 18, 1998, made by and between Selfcare Consumer Products, Inc. (Inverness
                        Medical, Inc.), Selfcare, Inc., and Herbert Cover
                        Corporation (incorporated by reference to Exhibit 10.76 to Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.29 Form of Employment Agreement dated February 18, 1998, made by and between Selfcare Consumer Products, Inc. (Inverness
                        Medical, Inc.), Selfcare, Inc., and Robert Oringer
                        (incorporated by reference to Exhibit 10.77 to Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.30           Form of 6% Non-Negotiable Promissory Note, principal amount
                        $500,000, dated February 18, 1998, between Selfcare, Inc.
                        and Robert Oringer (incorporated by reference to
                        Exhibit 10.78 to Selfcare, Inc.'s Form 10-KSB for the year ended December 31, 1997)

        10.31           Form of 6% Non-Negotiable Promissory Note, principal amount
                        $500,000, dated February 18, 1998, between Selfcare, Inc.
                        and Cover Family Trust (incorporated by reference to
                        Exhibit 10.79 to Selfcare, Inc.'s Form 10-KSB for the year ended December 31, 1997)

        10.32 Form of Credit Agreement dated as of February 18, 1998, among Selfcare Consumer Products, Inc. (Inverness
                        Medical, Inc.), as the Borrower, Selfcare, Inc., as the
                        Guarantor, Certain Financial Institutions, as the Lenders, and The Chase Manhattan Bank, as the Agent for the Lenders
                        (incorporated by reference to Exhibit 10.80 to Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.33           Form of Warrant to Purchase Shares of Common Stock of the
                        Company issued in connection with the Securities Purchase
                        Agreement dated June 26, 1998 (incorporated by reference to
                        Exhibit 10.2 to the Company's report on Form 10-Q for the
                        period ending June 30, 1998)

        10.34           Form of Patent License Agreements, dated September 1, 1998, between the Company and Becton, Dickinson and Company dated
                        September 1, 1998 (incorporated by reference to Exhibits
                        10.1 and 10.2 to the Company's report on Form 10-Q for the period ending September, 30, 1998)

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        11.1            Statement regarding computation of per share earnings
                        (included in the "Notes to Consolidated Financial
                        Statements" in the Company's 1999 Annual Report to
                        Shareholders, portions of which are filed herewith as
                        Exhibit 13.1)

        13.1            Consolidated Financial Information of the Company's 1999
                        Annual Report to Shareholders (only those portions of the
                        Annual Report incorporated by reference in this document are deemed filed) (incorporated by reference to Exhibit 13.1 to the Company's annual report on Form 10-K)

        13.2            Report of Independent Public Accountants, Arthur Andersen
                        LLP (included in the Company's 1999 Annual Report to
                        Shareholders, portions of which are filed herewith as
                        Exhibit 13.1)

        21.1            List of Subsidiaries of Registrant as of March 28, 2000
                        (incorporated by reference to Exhibit 21.1 in the Company's annual report on Form 10-K)

       *23.1            Consent of Arthur Andersen LLP

       *23.2            Consent of Ernst & Young, LLP

       *23.3            Consent of Goodwin, Procter & Hoar LLP (included in
                        Exhibit 5.1 filed herewith)

        24              Power of Attorney (included on signature page)

        99.1            Voting Agreement by and between Inverness Medical
                        Technology, Inc. and certain shareholders of Integ
                        Incorporated, dated October 3, 2000 (incorporated by
                        reference to Exhibit 99.3 to the Company's current report on
                        Form 8-K, filed October 4, 2000)


ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (e) (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

      (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts, on November 1, 2000.


                                                       INVERNESS MEDICAL TECHNOLOGY, INC.

                                                       By:              /s/ RON ZWANZIGER
                                                            -----------------------------------------
                                                                          Ron Zwanziger
                                                             CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                                             OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       Chairman, President, Chief
                  /s/ RON ZWANZIGER                      Executive Officer and
     -------------------------------------------         Director (Principal         November 1, 2000
                    Ron Zwanziger                        Executive Officer)

                                                       Vice President-Finance
                 /s/ DUANE L. JAMES                      (Principal Financial
     -------------------------------------------         Officer and Principal       November 1, 2000
                   Duane L. James                        Accounting Officer)

                          *
     -------------------------------------------       Director                      November 1, 2000
              Ernest A. Carabillo, Jr.

                          *
     -------------------------------------------       Director                      November 1, 2000
                  Carol R. Goldberg

                          *
     -------------------------------------------       Director                      November 1, 2000
                    John F. Levy

                          *
     -------------------------------------------       Director                      November 1, 2000
                   Robert Oringer

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
     -------------------------------------------       Director
                  Edward B. Roberts

                          *
     -------------------------------------------       Director                      November 1, 2000
                   Peter Townsend

                          *
     -------------------------------------------       Director                      November 1, 2000
                 Willard Lee Umphrey



*By:                    /s/ RON ZWANZIGER
             --------------------------------------
                          Ron Zwanziger
                       AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
       Exhibits (* documents filed herewith; + to be filed by amendment.)

         1.1            Form of Underwriting Agreement by and among Inverness
                        Medical Technology, Inc., the Selling Stockholders and the representative of the Underwriters.

         2.1            Agreement and Plan of Merger by and among Inverness Medical
                        Technology, Inc., Terrier Acquisition Corp., and Integ
                        Incorporated, dated October 3, 2000 (incorporated by
                        reference to Exhibit 99.2 to the Company's current report on
                        Form 8-K filed October 4, 2000)

         3.1            Amended and Restated Certificate of Incorporation
                        (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

         3.2            Amended and Restated By-laws (incorporated by reference to
                        Exhibit 3.2 to the Company's registration statement on Form
                        SB-2, No. 333-4830-NY)

         4.1            Specimen certificate for shares of Common Stock, par value
                        $0.001 per share, of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration statement on
                        Form SB-2, No. 333-4830-NY)

        *5.1            Opinion of Goodwin, Procter & Hoar LLP

         9.1 Voting Agreement, dated May 13, 1996, by and among the stockholders of Selfcare, Inc. who are signatories thereto
                        (incorporated by reference to Exhibit 9.1 to the Company's
                        (registration statement on Form SB-2, No. 333-4830-NY)

        10.1            Amended and Restated Master Agreement, dated as of June 7,
                        1999, by and among Johnson & Johnson Development
                        Corporation, LifeScan, Inc. and Selfcare, Inc.
                        (incorporated by reference to Exhibit 10.1 to the Company's quarterly (report on Form 10-Q for the quarter ended
                        June 30, 1999)

        10.2            Amended and Restated Sales Distribution Agreement for
                        Testing System for Glucose in Humans, dated as of June 7,
                        1999, between LifeScan, Inc. and Selfcare, Inc.
                        (incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended
                        June 30, 1999)

        10.3            Investment Agreement, dated as of November 10, 1995, by and between Johnson & Johnson and Selfcare, Inc. (incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.4 Guarantee of Selfcare, Inc., dated June 11, 1995, in favor of Highlands and Islands Enterprises (incorporated by reference to Exhibit 10.24 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.5 Guarantee of Selfcare, Inc., dated June 11, 1995, in favor of Inverness and Nairn Enterprise Company (incorporated by reference to Exhibit 10.25 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.6            Grant Agreement, dated February 21, 1992, among The
                        Industrial Development Authority of Ireland, Cambridge
                        Biotech Limited (Cambridge Diagnostics Ireland Limited) and
                        Cambridge Biotech Corporation (incorporated by reference to
                        Exhibit 10.28 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

        10.7            Grant Agreement, dated October 2, 1992, among The Industrial
                        Development Authority of Ireland, Cambridge Biotech Limited
                        (Cambridge Diagnostics Ireland Limited) and Cambridge
                        Biotech Corporation (incorporated by reference to
                        Exhibit 10.29 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        10.8            Grant Agreement, dated December 5, 1995, among The
                        Industrial Development Authority of Ireland, Cambridge
                        Biotech Limited (Cambridge Diagnostics Ireland Limited) and
                        Cambridge Biotech Corporation (incorporated by reference to
                        Exhibit 10.30 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

        10.9            Employment Agreement, dated October 15, 1991, between
                        Superior Sensors, Inc. (Selfcare, Inc.) and Kenneth D.
                        Legg, Ph.D. (incorporated by reference to Exhibit 10.31 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.10           Employment Agreement, dated November 13, 1994, between
                        Selfcare International GmbH and Otto Wahl (incorporated by reference to Exhibit 10.33 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.11           Selfcare, Inc. 1992 Stock Plan (incorporated by reference to
                        Exhibit 10.34 to the Company's registration statement on
                        Form SB-2, No. 333-4830-NY)

        10.12           Selfcare, Inc. 1994 Incentive and Non-qualified Stock Option
                        Plan (incorporated by reference to Exhibit 10.35 to the
                        Company's registration statement on Form SB-2,
                        No. 333-4830-NY)

        10.13           Selfcare, Inc. Amended and Restated 1996 Stock Option and
                        Grant Plan (incorporated by reference to Exhibit 4.1 to the
                        Company's registration statement on Form S-8,
                        No. 333-15583)

        10.14           First Amendment to the Selfcare, Inc. Amended and Restated
                        1996 Stock Option and Grant Plan dated May 20, 1999
                        (incorporated by reference to Exhibit 10.14 to the Company's annual report on Form 10-K)

        10.15           Selfcare, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.37 to the Company's registration
                        statement on Form SB-2, No. 333-4830-NY)

        10.16           Standard form Commercial Lease, dated July 15, 1992, between
                        Superior Sensors, Inc. (Selfcare, Inc.) and Nova Realty
                        Associates (incorporated by reference to Exhibit 10.38 to
                        the Company's registration statement on Form SB-2,
                        No. 333-4830-NY)

        10.17           First Amendment to Lease Agreement between Selfcare, Inc.
                        (formerly, Superior Sensors, Inc.) and Nova Realty
                        Associates dated August 9, 1999 (incorporated by reference to Exhibit 10.17 to the Company's annual report on Form 10-K)

        10.18           Form of lease between Highlands and Islands Enterprises and
                        Hebocraft Limited (Inverness medical Limited) (incorporated by reference to Exhibit 10.40 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.19           Lease for Selfcare, Inc.'s facility in Brussels, Belgium
                        (incorporated by reference to Exhibit 10.42 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.20           Lease for Selfcare International GmbH's facility in Munich,
                        Germany (incorporated by reference to Exhibit 10.43 to the
                        Company's registration statement on Form SB-2,
                        No. 333-4830-NY)

        10.21           Agreement between Inverness Medical Limited (formerly,
                        Hebocraft Limited) and Highlands and Islands Enterprise, dated May 31, 1995 (incorporated by reference to Exhibit 10.47 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.22           Agreement between Inverness Medical Limited (formerly,
                        Hebocraft Limited) and Inverness & Nairn Local Enterprise
                        Company, dated may 31, 1995 (incorporated by reference to Exhibit 10.48 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

        10.23           Supply Agreement dated August 27, 1996, by and between
                        Selfcare, Inc., Selfcare International GmbH and A. Menarini
                        Industrie Parmaceutiche Riunite S.r.L. (incorporated by
                        reference to Exhibit 10.50 to the Company's quarterly report on Form 10-QSB for the period ended September 30, 1996)

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        10.24           Form of Amendment to Agreement between Selfcare, Inc. and
                        Princeton BioMeditech Corporation dated August 6, 1997
                        (incorporated by reference to the Company's report on
                        Form 10-QSB for the period ending September, 30, 1997)

        10.25           Form of Stock Purchase Agreement dated February 18, 1998, by and among Can-Am Care Corporation, Selfcare, Inc., Selfcare
                        Consumer Products, Inc. (Inverness Medical, Inc.) and the
                        stockholders of Can-Am Care Corporation (incorporated by
                        reference to Exhibit 2.1 to the Company's report on
                        Form 8-K dated February 18, 1998)

        10.26           Form of Supply Agreement dated as of February 18, 1998, made by and between A.M.G. Medical Inc. and Can-Am Care
                        Corporation (incorporated by reference to Exhibit 10.74 to
                        Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.27           Form of Management Services Agreement dated February 18,
                        1998, made by and between A.M.G. Medical Inc. and Can-Am
                        Care Corporation (incorporated by reference to Exhibit 10.75 to Selfcare, Inc.'s Form 10-KSB for the year ended December 31, 1997)

        10.28 Form of Employment Agreement dated February 18, 1998, made by and between Selfcare Consumer Products, Inc. (Inverness
                        Medical, Inc.), Selfcare, Inc., and Herbert Cover
                        Corporation (incorporated by reference to Exhibit 10.76 to Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.29 Form of Employment Agreement dated February 18, 1998, made by and between Selfcare Consumer Products, Inc. (Inverness
                        Medical, Inc.), Selfcare, Inc., and Robert Oringer
                        (incorporated by reference to Exhibit 10.77 to Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.30           Form of 6% Non-Negotiable Promissory Note, principal amount
                        $500,000, dated February 18, 1998, between Selfcare, Inc.
                        and Robert Oringer (incorporated by reference to
                        Exhibit 10.78 to Selfcare, Inc.'s Form 10-KSB for the year ended December 31, 1997)

        10.31           Form of 6% Non-Negotiable Promissory Note, principal amount
                        $500,000, dated February 18, 1998, between Selfcare, Inc.
                        and Cover Family Trust (incorporated by reference to
                        Exhibit 10.79 to Selfcare, Inc.'s Form 10-KSB for the year ended December 31, 1997)

        10.32 Form of Credit Agreement dated as of February 18, 1998, among Selfcare Consumer Products, Inc. (Inverness
                        Medical, Inc.), as the Borrower, Selfcare, Inc., as the
                        Guarantor, Certain Financial Institutions, as the Lenders, and The Chase Manhattan Bank, as the Agent for the Lenders
                        (incorporated by reference to Exhibit 10.80 to Selfcare, Inc.'s Form 10-KSB for the year ended
                        December 31, 1997)

        10.33           Form of Warrant to Purchase Shares of Common Stock of the
                        Company issued in connection with the Securities Purchase
                        Agreement dated June 26, 1998 (incorporated by reference to
                        Exhibit 10.2 to the Company's report on Form 10-Q for the
                        period ending June 30, 1998)

        10.34           Form of Patent License Agreements, dated September 1, 1998, between the Company and Becton, Dickinson and Company dated
                        September 1, 1998 (incorporated by reference to Exhibits
                        10.1 and 10.2 to the Company's report on Form 10-Q for the period ending September, 30, 1998)

        11.1            Statement regarding computation of per share earnings
                        (included in the "Notes to Consolidated Financial
                        Statements" in the Company's 1999 Annual Report to
                        Shareholders, portions of which are filed herewith as
                        Exhibit 13.1)

        13.1            Consolidated Financial Information of the Company's 1999
                        Annual Report to Shareholders (only those portions of the
                        Annual Report incorporated by reference in this document are deemed filed) (incorporated by reference to Exhibit 13.1 to the Company's annual report on Form 10-K)

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        13.2            Report of Independent Public Accountants, Arthur Andersen
                        LLP (included in the Company's 1999 Annual Report to
                        Shareholders, portions of which are filed herewith as
                        Exhibit 13.1)

        21.1            List of Subsidiaries of Registrant as of March 28, 2000
                        (incorporated by reference to Exhibit 21.1 in the Company's annual report on Form 10-K)

       *23.1            Consent of Arthur Andersen LLP

       *23.2            Consent of Ernst & Young, LLP

       *23.3            Consent of Goodwin, Procter & Hoar LLP (included in
                        Exhibit 5.1 filed herewith)

        24              Power of Attorney (included on signature page)

        99.1            Voting Agreement by and between Inverness Medical
                        Technology, Inc. and certain shareholders of Integ
                        Incorporated, dated October 3, 2000 (incorporated by
                        reference to Exhibit 99.3 to the Company's current report on
                        Form 8-K, filed October 4, 2000)